Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

PIKE ENTERPRISES, INC.,

SYNERGETIC DESIGN HOLDINGS, INC.,

UC SYNERGETIC, INC.,

and

THE SELLERS PARTY HERETO

JUNE 22, 2012

i

Table of Contents (continued)

ii

Table of Contents (continued)

iii

EXHIBITS

A	Escrow Agreement
B	Protective Covenants Agreement
C	Seller Release
D	Spousal Release
E	Working Capital
F	Opinion of the Sellers’ Counsel

SCHEDULES
1.1	Permitted Encumbrances
1.2	Transaction Payments
3.1	Sellers’ States of Domicile
4.1	Organization
4.2	Capitalization
4.4	Conflicts and Consents
4.5	Financial Statements
4.6	Certain Changes
4.7	Undisclosed Liabilities
4.8	Encumbrances on Tangible Personal Property
4.9	Tangible Personal Property
4.12	Real Property
4.13	Material Contracts
4.14	Intellectual Property
4.15	Tax Returns, Audits and Elections
4.16	Permits
4.17	Proceedings and Orders
4.18	Product and Service Warranties and Liabilities
4.20(b)	Union Matters
4.21(a)	Company Benefit Plans
4.21(c)	Life Insurance Policies
4.21(e)	Company Multiemployer Plan Matters
4.21(f)	Company Benefit Plan Compliance
4.21(g)	Effects of Transaction under Company Benefit Plans
4.22	Major Customers
4.23	Related-Person Transactions
4.24	Indebtedness and Guaranties
4.25	Capital Expenditures
4.26	Insurance
4.27	Acceleration of Rights and Benefits
4.28	Brokers’ Fees
7.1(c)	Protective Covenant Agreements
7.1(d)	Customer Meetings
7.1(e)	Closing Consents
10.1	Indemnification

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered into as of June 22, 2012 (the “Effective Date”), by and among Pike Enterprises, Inc., a North Carolina corporation (the “Buyer”), Synergetic Design Holdings, Inc., a Delaware corporation (the “Parent”), UC Synergetic, Inc., a South Carolina corporation (the “Target”), and the undersigned persons designated as the Sellers (the “Sellers”).

STATEMENT OF PURPOSE

The Sellers collectively own all of the outstanding capital stock of the Parent, which is the sole shareholder of the Target. The Target is engaged in the business of providing engineering and consulting services focusing on (i) energy distribution, transmission and substation infrastructure, including storm response, and (ii) wireline and wireless communications (such business operations as conducted on the Closing Date, consistent with past practice, are hereinafter referred to as the “Business”). Pursuant to this Agreement, the Buyer hereby agrees to purchase from the Sellers, and the Sellers hereby agree to sell to the Buyer, all of the outstanding capital stock of the Parent for the consideration and on the terms and subject to the conditions set forth in this Agreement.

ARTICLE I

DEFINITIONS

“Accounts Payable” means all trade and other accounts payable, including accrued expenses, owed by either Company, but not including Indebtedness included in the Closing Date Debt Payoff Amount, calculated in accordance with GAAP.

“Accounts Receivable” means all trade, costs and estimated earnings in excess of billings and other accounts receivable and other Indebtedness owing to either Company, calculated in accordance with GAAP.

“Acquisition Proposal” is defined in Section 6.6.

“Active Employees” means all employees employed by either Company, including employees on temporary leave of absence, including family medical leave, military leave, temporary disability or sick leave, but excluding employees on long-term disability leave.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. The term “control” means (a) the possession, directly or indirectly, of the power to vote 50% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise, or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person. With respect to a Person who is an individual, “control” by the spouse of such Person, or by any ancestor or descendant of such Person or such Person’s spouse who resides in the same house as such Person, shall be deemed control by such Person.

“Affiliated Group” means an affiliated group as defined in Code section 1504 (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Agreement” is defined in the opening paragraph.

“Assets” is defined in Section 4.8.

“Balance Sheet” means the audited, consolidated balance sheet of the Parent as of December 31, 2011, and the notes thereto, all of which are part of the Financial Statements.

“Basket” is defined in Section 10.4.

“Business” is defined in the Statement of Purpose.

“Business Day” means any day that is not a Saturday, Sunday or a Federal public holiday.

“Buyer” is defined in the opening paragraph.

“Buyer Confidential Information” means information concerning the Buyer or its Affiliates provided to the Company, any Seller or any of their respective Representatives in contemplation of the Transactions, including information relating to customers, clients, suppliers, distributors, investors, lenders, consultants, independent contractors or employees, customer and supplier lists, price lists and pricing policies, cost information, financial statements and information, budgets and projections, business plans, production costs, market research, marketing plans and proposals, sales and distribution strategies, processes and business methods, technical information, pending projects and proposals, new business plans and initiatives, research and development projects, inventions, discoveries, ideas, technologies, trade secrets, know-how, formulae, technical data, designs, patterns, marks, names, improvements, industrial designs, mask works, compositions, works of authorship and other Intellectual Property, devices, samples, plans, drawings and specifications, photographs and digital images, computer software and programming, all other confidential information and materials relating to the Business or affairs of either Company, and all notes, analyses, compilations, studies, summaries, reports, manuals, documents and other materials prepared by or for either Company containing or based in whole or in part on any of the foregoing, whether in verbal, written, graphic, electronic or any other form and whether or not conceived, developed or prepared in whole or in part by either Company.

“Buyer Indemnitees” is defined in Section 10.1.

“Cap” is defined in Section 10.4.

“Closing” is defined in Section 2.5.

“Closing Balance Sheet” is defined in Section 2.2(b).

“Closing Date” is defined in Section 2.5.

“Closing Date Deadline” is defined in Section 8.1(b).

“Closing Date Debt” means all Indebtedness, if any, of either Company outstanding immediately prior to the Closing (excluding Indebtedness between the Companies).

“Closing Date Debt Payoff Amount” means the aggregate amount necessary to fully repay and retire all Closing Date Debt.

“Closing Statement” is defined in Section 2.3.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code section 4980B.

“Code” means the Internal Revenue Code of 1986.

“Company” means either Parent or Target and, to the extent relevant to the Liabilities of the Company, any predecessor of each. “Companies” shall mean the Parent and the Target.

“Company Benefit Plan” means each Employee Benefit Plan (excluding any Multiemployer Plan) that is sponsored, maintained or contributed to by either Company or any of their ERISA Affiliates, or with respect to which either Company or any of their ERISA Affiliates has any direct or indirect obligation to make contributions or with respect to which either Company or any of their ERISA Affiliates has or could incur any liability.

“Company Confidential Information” means information concerning the Business or the affairs of either Company, including information relating to customers, clients, suppliers, distributors, investors, lenders, consultants, independent contractors or employees, customer and supplier lists, price lists and pricing policies, cost information, financial statements and information, budgets and projections, business plans, production costs, market research, marketing plans and proposals, sales and distribution strategies, processes and business methods, technical information, pending projects and proposals, new business plans and initiatives, research and development projects, inventions, discoveries, ideas, technologies, trade secrets, know-how, formulae, technical data, designs, patterns, marks, names, improvements, industrial designs, mask works, compositions, works of authorship and other Intellectual Property, devices, samples, plans, drawings and specifications, photographs and digital images, computer software and programming, all other confidential information and materials relating to the Business or affairs of either Company, and all notes, analyses, compilations, studies, summaries, reports, manuals, documents and other materials prepared by or for either Company containing or based in whole or in part on any of the foregoing, whether in verbal, written, graphic, electronic or any other form and whether or not conceived, developed or prepared in whole or in part by either Company.

“Company Multiemployer Plans” means each Employee Benefit Plan that is a Multiemployer Plan.

“Confidential Information” means the Buyer Confidential Information and the Company Confidential Information.

“Consent” means any consent, approval, authorization, permission or waiver.

“Contract” means any contract, obligation, understanding, commitment, lease, license, purchase order, work order, bid or other agreement, whether written or oral and whether express or implied, together with all amendments and other modifications thereto.

“Contract Loss” means a Loss resulting from the cost of performance of a Contract exceeding the revenue derived from such Contract, calculated using the percentage of completion method in accordance with GAAP.

“Core Representations” is defined in Section 10.4.

“Correction” is defined in Section 6.5(b).

“Effective Date” is defined in the opening paragraph.

“Employee Benefit Plan” means, whether written or unwritten, any (a) qualified or nonqualified Employee Pension Benefit Plan (including any Multiemployer Plan) or deferred compensation or retirement plan or arrangement, (b) Employee Welfare Benefit Plan, (c) equity-based plan or arrangement (including any stock option, stock purchase, stock ownership, stock appreciation or restricted stock plan) or material fringe benefit or other incentive plan or arrangement, or (d) employment, consulting, bonus, incentive, vacation, sick leave, severance, termination, retention, change of control, profit-sharing, disability, medical, life insurance, scholarship or tuition reimbursement, fringe benefit or other similar plan, program, agreement, payroll practice or commitment.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA section 3(2), whether or not such plan is subject to ERISA.

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA section 3(1), whether or not such plan is subject to ERISA.

“Encumbrance” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse or other claim, community property interest, condition, equitable interest, option, warrant, right of first refusal, easement, profit, license, servitude, right of way, covenant, zoning or other restriction of any kind or nature.

“Environmental Law” means any Law relating to the environment, health or safety, including any Law relating to the presence, use, production, generation, handling, management, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Code Section 414(b), (c), (m) or (o) or ERISA Section 4001(b)(1) that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to ERISA Section 4001(a)(14), without regard to whether or not each such entity, trade or business is subject to the Code or ERISA.

“Escrow Agent” means Branch Banking and Trust Company.

“Escrow Agreement” means the Escrow Agreement among the Buyer, the Sellers’ Representative and the Escrow Agent, in the form of Exhibit A.

“Escrow Funds” is defined in Section 2.2(c).

“Estimated Purchase Price” is defined in Section 2.2(b).

“Falfurrias” is defined in Section 2.4.

“Financial Statements” is defined in Section 4.5(a).

“GAAP” means generally accepted accounting principles in the United States as set forth in pronouncements of the Financial Accounting Standards Board (and its predecessors) and the American Institute of Certified Public Accountants and, unless otherwise specified, as in effect on the Effective Date or, with respect to any financial statements prepared prior to the Effective Date, the date such financial statements were prepared, in all cases applied on a consistent basis.

“Governmental Body” means any federal, state, local, foreign or other government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Hazardous Substance” means any existing, stored or transported material, substance or waste that is limited or regulated by any Governmental Body or, even if not so limited or regulated, could pose a hazard to the health or safety of the occupants of the Real Property or adjacent properties or any property or facility formerly owned, leased or used by either Company. The term includes asbestos, polychlorinated biphenyls, petroleum products and all materials, substances and wastes regulated under any Environmental Law.

“Indebtedness” means as to any Person at any time: (a) obligations of such Person for borrowed money; (b) obligations of such Person evidenced by bonds, notes, debentures or other similar instruments; (c) obligations of such Person to pay the deferred purchase price of property or services (including obligations under noncompete, consulting or similar arrangements), except trade accounts payable of such Person arising in the Ordinary Course of Business that are not past due by more than 90 days or that are being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been established on the financial statements of such Person; (d) indebtedness arising under capitalized leases, conditional sales Contracts or other similar title retention instruments; (e) indebtedness or other obligations of others directly or indirectly guaranteed by such Person; (f) obligations secured by an Encumbrance existing on any property or asset owned by such Person; (g) reimbursement obligations of such Person relating to letters of credit, bankers’ acceptances, surety or other bonds or similar instruments; (h) Liabilities of such Person relating to unfunded, vested benefits under any Employee Benefit Plan (excluding obligations to deliver stock pursuant to stock options or stock ownership plans and any withdrawal liability from any Multiemployer Plan); (i) net payment obligations incurred by such Person pursuant to any hedging agreement; (j) Liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates; and (k) interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (a) through (j).

“Indemnified Party” is defined in Section 10.7(a).

“Indemnifying Party” is defined in Section 10.7(a).

“Individual Cap” means, with respect to a Seller, an amount equal to the Cap multiplied by the Ownership Percentage of such Seller.

“Insurance Policies” is defined in Section 4.26.

“Intellectual Property” means (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements thereto, and patents, patent applications, and patent disclosures, together with re-issuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) trademarks, service marks, trade dress, logos, trade names, and corporate names, together with translations, adaptations, derivations and combinations thereof and including goodwill associated therewith, and applications, registrations, and renewals in connection therewith; (c) copyrightable works, copyrights, and applications, registrations and renewals in connection therewith; (d) mask works and applications, registrations and renewals in connection therewith; (e) trade secrets; (f) computer software, in object and source code format (including data and related documentation); (g) plans, drawings, architectural plans and specifications; (h) websites; (i) other proprietary rights; and (j) copies and tangible embodiments and expressions (in whatever form or medium) of any of the foregoing, including all improvements and modifications thereto and derivative works thereof.

“Interim Balance Sheet” is defined in Section 4.5(a).

“Interim Date” is defined in Section 4.6.

“Interim Financial Statements” is defined in Section 4.5.

“Inventory” means all inventories owned by either Company wherever located, calculated in accordance with GAAP.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” of any Person means (a) the actual knowledge of such Person or (b) the knowledge that a reasonable Person should have after reasonable inquiry of employees, directors and officers of such Person (in the case of a legal entity). References to the “Sellers’ Knowledge” mean the actual knowledge of the Sellers. References to the “Companies’ Knowledge” mean (x) the actual knowledge of the Sellers, and (y) the actual knowledge of the directors of the Companies, Mike Kistner, Mike Talley, John Thompson, Dana Morton, Judy Chen, Michael Leahy, Michael Schnell, Collier Hall, Byron Bass, Carl Fairweather and Rick Coburn, and the knowledge that such individuals should have after reasonable inquiry of the employees, directors and officers of each Company or in the reasonable exercise of their professional duties.

“Law” means any federal, state, local, foreign or other law, statute, ordinance, regulation, rule, regulatory or administrative guidance, Order, constitution, treaty, principle of common law or other restriction of any Governmental Body.

“Lease” is defined in Section 4.12.

“Liability” means any liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“License” is defined in Section 4.14(a).

“Loss” means any loss, claim, demand, Order, damage (including consequential damages), penalty, fine, cost, settlement payment, Liability, Tax, Encumbrance (other than a Permitted Encumbrance), expense, fee, court costs or reasonable attorneys’ fees and expenses, excluding diminution of value.

“Major Customers” is defined in Section 4.22(a).

“Material Adverse Effect” means any event, circumstance, condition, occurrence, effect or change that would be or could reasonably be expected to be, either individually or in the aggregate (taking into account all other events, circumstances, conditions, occurrences, effects or changes), materially adverse to the Business, assets, condition (financial or otherwise), operating results, operations or Prospects of the Companies, taken as a whole, or to the ability of either Company or any Seller to timely consummate the Transactions, including the loss of one or more “mini-master regions” for AT&T; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the business of the Companies, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in United States generally accepted accounting principles, (5) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity, or (6) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby, and (b) any existing event, occurrence, or circumstance with respect to which Buyer has knowledge as of the Effective Date, and (c) any adverse change in or effect on the business of the Companies that is cured by Sellers before the earlier of (1) the Closing Date and (2) the date on which this Agreement is terminated pursuant to Article VIII hereof.

“Material Contracts” is defined in Section 4.13(a).

“Most Recent Annual Financial Statements” means the audited, consolidated balance sheet of the Parent as of December 31, 2011 and consolidated statements of income, changes in stockholders’ equity, and cash flow for the fiscal year then ended, together with the notes thereto and the reports thereon of Dixon Hughes Goodman, LLP, independent certified public accountants.

“Multiemployer Plan” has the meaning set forth in ERISA section 3(37).

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Organizational Documents” means (a) the certificate or articles of incorporation and bylaws, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Ordinary Course of Business” means the ordinary course of the conduct of the Business by either Company, consistent with past operating practices.

“Ownership Percentage” means, with respect to each Seller, the percentage set forth below directly across from such Seller’s name on Schedule 4.2.

“Parent” is defined in the opening paragraph.

“Party” means the Buyer, the Parent, the Target and the Sellers.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permit” means any permit, license or Consent issued by any Governmental Body or pursuant to any Law.

“Permitted Encumbrance” means (a) any lien for Taxes not yet due and (b) liens set forth on Schedule 1.1.

“Person” means any individual, corporation, limited liability company, partnership, company, sole proprietorship, joint venture, trust, estate, association, organization, labor union, Governmental Body or other entity.

“Post-Signing Effect” is defined in Section 6.5(d).

“Pre-Closing Tax Period” is defined in Section 11.1(a).

“Prime Contract” is defined in Section 4.13(c).

“Proceeding” means any proceeding, charge, complaint, claim, demand, notice, action, suit, litigation, hearing, audit, investigation, arbitration or mediation (in each case, whether civil, criminal, administrative, investigative or informal) commenced, conducted, heard or pending by or before any Governmental Body, arbitrator or mediator.

“Prospect” means any specifically identifiable opportunity that might reasonably be expected to materially, positively affect the future condition (financial or otherwise) of either Company.

“Protective Covenants Agreements” means the Protective Covenants Agreements among the Target, the Parent, the Buyer and those Sellers set forth on Schedule 7.1(c), in the form of Exhibit B.

“Purchase Price” is defined in Section 2.2(a).

“Real Property” is defined in Section 4.12.

“Related Person” means (a) with respect to a specified individual, any member of such individual’s Family and any Affiliate of any member of such individual’s Family, and (b) with respect to a specified Person other than an individual, any Affiliate of such Person and any member of the Family of any such Affiliates that are individuals. The “Family” of a specified individual means the individual, such individual’s spouse and former spouses, any other individual who is related to the specified individual or such individual’s spouse or former spouse within the third degree, and any other individual who resides with the specified individual. The Company will not be deemed to be a Related Person of any Seller or of one another.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Resolution Accountant” means RSM McGladrey; provided, that if such firm shall at any time no longer exist, or shall at any time fail or refuse to perform the functions of the Resolution Accountant under this Agreement, then “Resolution Accountant” means such other firm of public accountants, having a favorable professional reputation and (unless the Buyer and the Sellers’ Representative otherwise agree) qualifying as independent public accountants with respect to the Buyer under Regulation S-X of the SEC, as may be designated by the Buyer with the consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; provided further, that no consent of the Sellers’ Representative shall be required for the designation by the Buyer, as the “Resolution Accountant,” of any accounting firm that succeeds to the accounting practice of RSM McGladrey so long as such successor qualifies as independent public accountants with respect to the Buyer.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller Releases” means the Seller Releases in the form of Exhibit C.

“Sellers” is defined in the opening paragraph.

“Sellers’ Representative” is defined in Section 12.15(a).

“Sellers’ Transaction Expenses” means all costs and expenses incurred by or on behalf of the Sellers or either Company or for which either Company is liable or any of its assets are subject in connection with the preparation and execution of this Agreement and the other Transaction Documents and the transactions contemplated hereby or thereby (including any amounts set forth on Schedule 4.28).

“Share” means any issued and outstanding share of common stock or preferred stock of the Parent.

“Shortfall” is defined in Section 2.4.

“Spousal Releases” means the Spousal Releases in the form of Exhibit D.

“Stand-Alone Representations” is defined in Section 7.1(a)(i).

“Straddle Period” is defined in Section 11.1(b).

“Subcontract” is defined in Section 4.13(c).

“Tangible Personal Property” is defined in Section 4.9.

“Target” is defined in the opening paragraph.

“Target Working Capital” is defined in Section 2.2(a).

“Tax” means (a) any federal, state, local, foreign or other income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, general service, unclaimed property, escheat, alternative or add-on minimum, estimated or other tax of any kind whatsoever, however denominated, or computed, and including any interest, penalty, or addition thereto, whether disputed or not; (b) Liability for the payment of any amounts of the type described in clause (a) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto); and (c) Liability for the payment of any amounts of the type described in clause (a) or (b) as a transferee or successor, by Contract or from any express or implied obligation to indemnify or otherwise assume or succeed to the Liability of any other Person.

“Tax Contest” is defined in Section 11.6.

“Tax Return” means any return, declaration, report, claim for refund, or information return or other document or statement relating to Taxes, including any form, schedule or attachment thereto and any amendment or supplement thereof.

“Third-Party Claim” is defined in Section 10.7(a).

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Seller Releases, and all other written agreements, documents and certificates contemplated by any of the foregoing documents.

“Transaction Payments” means (i) all of the Sellers’ Transaction Expenses, if any, and (ii) for employees as set forth in Schedule 1.2, all severance (including paid time-off and other accrued but unpaid benefits) , change in control, stay-pay, bonus or Transaction incentive, or other similar payments to any current or former employees, officers, directors or managers of either Company or any of their respective Affiliates arising solely as a result of the Transactions (i.e. so called “single-trigger payments”, which do not require any action on the part of Buyer or the Companies post-Closing in order to trigger the payment) together, without duplication, with any Taxes payable as a result of such payments; except in either case to the extent such have been paid and fully discharged by the Sellers or the Companies prior to the Closing.

“Transfer Taxes” is defined in Section 11.5.

“Update” is defined in Section 6.5(a).

“Working Capital” means (a) the amounts set forth in those categories set forth on Exhibit E of the consolidated current assets of the Companies (including cash, Accounts Receivable, Inventory and other current assets, but excluding any Tax refunds due to a Company), minus (b) the amounts set forth in those categories set forth on Exhibit E of the current liabilities of the Companies (including checks in transit, billings in excess of cost and estimated earnings and provisions for Contract Loss), in each case calculated as of the close of business on the Closing Date in accordance with GAAP, other than (i) the current portion of the Closing Date Debt of the Companies determined on a consolidated basis as of the close of business on the Closing Date, and (ii) any liabilities to pay the Transaction Payments, all as determined in a manner consistent with the accounting principles, assumptions and interpretations reflected in the Most Recent Annual Financial Statements, including those principles, assumptions and interpretations set forth in Exhibit E and in Schedule 4.5; provided, however, that (x) such determination shall exclude all deferred tax assets and deferred tax liabilities, and (y) assets, liabilities, gains, losses, revenues, and expenses in interim periods or as of dates other than year-end (which normally are determined through the application of so-called interim accounting conventions or procedures) shall be determined, for purposes of preparing the Closing Balance Sheet, through full application of the procedures used in preparing the Most Recent Annual Financial Statements.

ARTICLE II

SALE AND PURCHASE OF SHARES

Section 2.1 Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, the Buyer will purchase from each Seller, and each Seller will sell and deliver to the Buyer, all of the Shares owned by such Seller for the consideration specified below.

Section 2.2 Purchase Price.

(a) The aggregate purchase price for the Shares (the “Purchase Price”) will be an amount equal to: (i) $70,000,000; plus (ii) the amount, if any, by which the Working Capital exceeds $10,800,000 (the “Target Working Capital”); minus (iii) the amount, if any, by which the Working Capital is less than the Target Working Capital; minus (iv) the amount of any Transaction Payments; minus (v) the amount of the Closing Date Debt Payoff Amount (if there is any Closing Date Debt).

(b) No later than three Business Days prior to the Closing Date, the Sellers’ Representative will deliver to the Buyer a statement prepared in good faith, together with any related documentation requested by the Buyer, written estimates of (i) the balance sheet of the Companies as of the Closing Date on a consolidated basis (the “Closing Balance Sheet”), (ii) any Transaction Payments, and (iii) any Closing Date Debt and any Closing Date Debt Payoff Amount. The estimated cash purchase price for the Shares (the “Estimated Purchase Price”) will be an amount equal to: (i) $70,000,000; minus (ii) the estimated amount of any Transaction Payments; minus (iii) any estimated Closing Date Debt Payoff Amount.

(c) At the Closing, subject to the terms and conditions of this Agreement:

(i) each Seller shall transfer its Shares to the Buyer by delivering to the Buyer the certificates therefor, with all necessary endorsements and assurances in order to permit immediate registration of the transfer thereof on the books of the Parent, free and clear of any Encumbrances (other than restrictions on transfer imposed by applicable securities Law), accompanied by duly executed stock powers, in form and substance reasonably satisfactory to the Buyer, and

(ii) against receipt of the Shares, the Buyer shall pay the Estimated Purchase Price as follows: (A) $3,500,000 of the Estimated Purchase Price (together with any interest accrued thereon, the “Escrow Funds”) shall be remitted to the Escrow Agent, to be held and disbursed by it pursuant to the terms of this Agreement and the Escrow Agreement, and (B) the balance of the Estimated Purchase Price shall be paid to the Sellers by wire transfer of immediately available funds to a bank account that is designated by the Sellers’ Representative at least two Business Days prior to the Closing Date.

Section 2.3 Closing Statement. Within 60 days after the Closing Date, the Buyer will, or will cause a Company to, prepare and deliver to the Sellers’ Representative a closing statement consisting of: (i) the Closing Balance Sheet; (ii) its calculation of the actual Working Capital; (iii) its calculation of the Transaction Payments; (iv) its calculation of the Closing Date Debt Payoff Amount; and (v) its calculation of the Purchase Price after taking into account the foregoing items (i) through (iv) (collectively, the “Closing Statement”).

(a) The Sellers’ Representative and its accounting representatives will be entitled to examine the work papers related to the preparation of the Closing Statement and the relevant books and records of the Companies and to discuss the preparation of the Closing Statement with the Buyer.

(b) The Sellers’ Representative may dispute any amounts reflected on the Closing Statement, but only if (i) the basis of its dispute is that the amounts reflected on the Closing Statement were not arrived at in accordance with this Agreement or resulted from a mistake of fact and (ii) the Sellers’ Representative shall have notified the Buyer and the Parent in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 30 days after the date the Parent delivered the Closing Statement to the Sellers’ Representative. To the extent that the Sellers’ Representative does not deliver such notice within such 30-day period, such amount shall be deemed final and binding on the Parties. In the event of such a dispute, the Sellers’ Representative and the Buyer shall attempt to reconcile their differences. If the Sellers’ Representative and the Buyer are unable to reach a resolution of such dispute within 30 days after receipt by the Buyer of written notice of dispute, the Sellers’ Representative and the Buyer shall submit the items remaining in dispute for resolution to the Resolution Accountant, with whom each Party represents that it has not had a prior material relationship in the last five years, which shall be instructed to use its best efforts to render a decision as to all items in dispute within 30 days after such submission and their respective employees shall cooperate with the Resolution Accountant during its engagement. The Resolution Accountant shall consider only those items in dispute. Such decision shall be final and binding on the Parties. The fees and disbursements of the Resolution Accountant shall be allocated between the Buyer, on one hand, and the Sellers, on the other, in the same proportion that the aggregate dollar amount of unsuccessfully disputed items submitted by each such Party (as finally determined by the Resolution Accountant) bears to the total dollar amount of disputed items so submitted. In acting under this Agreement, the Resolution Accountant shall be entitled to the privileges and immunities customary of arbitrators.

(c) The Closing Statement, and consequently the determination of the Purchase Price (in each case as recalculated to reflect the resolution of any disputes resolved in accordance with Section 2.3(b)), shall be deemed final for the purposes of this Agreement upon the earlier of (i) the failure of the Sellers’ Representative to notify the Buyer of a dispute within 30 days after the date the Buyer delivered the Closing Statement to the Sellers’ Representative and (ii) the resolution of all disputes pursuant to Section 2.3(b).

Section 2.4 Post-Closing Purchase Price Adjustment. Within five Business Days after the final determination of the Purchase Price in accordance with Section 2.3, (i) if the Purchase Price as finally determined exceeds the Estimated Purchase Price, the Buyer will pay to the Sellers, by wire transfer of immediately available funds to the bank account designated by the Seller’s Representative pursuant to Section 2.2(c), the amount of such excess; or (ii) if the Purchase Price as finally determined is less than the Estimated Purchase Price (the “Shortfall”), Falfurrias Capital Partners, L.P. (the “Falfurrias”) will pay to the Buyer, by wire transfer of immediately available funds to the bank account designated by the Buyer, the amount of the Shortfall and promptly thereafter each Seller shall reimburse Falfurrias an amount equal to the Shortfall multiplied by the Ownership Percentage of such Seller.

Section 2.5 Closing. The closing of the Transactions to be performed on the Closing Date (the “Closing”) will take place at the offices of Moore & Van Allen PLLC in Charlotte, North Carolina, effective as of the earlier of (a) 12:01 a.m. Eastern Time on July 2, 2012 or (b) 11:59 p.m. Eastern Time on the next Business Day which is a Friday following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions to be performed on the Closing Date (other than conditions with respect to actions the Parties will take at the Closing) or such other date as the Buyer and the Sellers’ Representative may mutually determine (the “Closing Date”). The sale, assignment, transfer and conveyance to the Buyer of the Shares will be deemed effective as the Closing.

Section 2.6 Satisfaction of Indebtedness and Removal of Encumbrances. Prior to or contemporaneously with the Closing, in addition to such other actions as may be provided for herein, the Companies and the Sellers shall have either:

(a) (i) fully and irrevocably paid, satisfied and retired in all respects all Indebtedness that if not satisfied prior to Closing would constitute Closing Date Debt and obtained all final payoff letters, releases, lien discharges and other evidences thereof all in form and substance reasonably satisfactory to the Buyer; (ii) caused all Encumbrances on the Assets arising pursuant to such Indebtedness or otherwise to be fully and irrevocably satisfied, removed, released and discharged in all respects; and (iii) duly filed and recorded, or caused to have been duly filed and recorded, such UCC-3 termination statements and other evidences of the satisfaction, removal and discharge thereof all in form and substance reasonably satisfactory to the Buyer; or

(b) obtained irrevocable payoff letters in advance executed by the lenders with respect to the Closing Date Debt and all third parties entitled to enforce the payment of such Closing Date Debt or secured by any collateral pledged therefor, each in form and substance reasonably satisfactory to the Buyer, that (i) establish the Closing Date Debt Payoff Amount to be paid at Closing; (ii) provide that upon the payment of such amount at Closing, all Indebtedness relating thereto and all Encumbrances on either Companies’ assets, stock or properties, tangible or intangible arising pursuant to such Indebtedness or other collateral with respect thereto will be automatically, fully and irrevocably satisfied, removed, released and discharged in all respects; and (iii) authorize the Buyer and its senior lenders to file all UCC-3 termination statements and other evidences of the satisfaction, removal and discharge of such Encumbrances or covenant that such UCC-3 termination statements and other evidences will be duly filed and recorded promptly thereafter.

Section 2.7 Withholding. Notwithstanding anything to the contrary in Article II, to the extent required by the Code or applicable Law, the Buyer shall be permitted to deduct and withhold any required amounts from the Purchase Price (or any portion thereof), as reasonably determined by the Buyer. Any amounts so deducted or withheld shall be treated as if paid to the Seller for whom the deduction or withholding was required.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

Each Seller severally represents and warrants as follows:

Section 3.1 Authority. If such Seller is not an individual, such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. Such Seller has full power, authority and legal capacity to execute and deliver the Transaction Documents to which such Seller is a party and to perform such Seller’s obligations thereunder. If such Seller is not an individual, (i) the execution, delivery and performance of this Agreement by such Seller have been duly authorized by the board of directors or comparable governing body of such Seller and, if required, the equity holders of such Seller, and (ii) at Closing, the execution and delivery by such Seller of each Transaction Document to which it is a party and the performance by such Seller of the Transactions will have been duly approved by the board of directors or comparable governing body of such Seller and, if required, the equity holders of such Seller. This Agreement constitutes the valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with the terms of this Agreement. Upon the execution and delivery by such Seller of each Transaction Document to which such Seller is a party, such Transaction Document will constitute the valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with the terms of such Transaction Document. Schedule 3.1 lists the state of domicile for each Seller that is an individual and, with respect to each Seller who resides in Texas or any other community property state, whether such Seller has a spouse. Falfurrias reasonably believes, based on its books and records, that Schedule 3.1 is accurate.

Section 3.2 Share Ownership. Such Seller owns of record and beneficially the number of Shares set forth next to such Seller’s name on Schedule 4.2, free and clear of any Encumbrance or restriction on transfer (other than any restriction under any securities Law and Encumbrances listed on Schedule 4.2 that will be terminated before the Closing). Except as set forth on Schedule 4.2, such Seller is not a party to (a) any option, warrant, purchase right, right of first refusal, call, put or other Contract (other than this Agreement) that could require such Seller to sell, transfer or otherwise dispose of any Shares or (b) any voting trust, proxy or other Contract relating to the voting of any Shares. At the Closing, such Seller will have duly transferred to the Buyer all of such Seller’s Shares, free and clear of any Encumbrance.

Section 3.3 No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which such Seller, or any of such Seller’s Shares, is subject; (b) if such Seller is not an individual, violate any Organizational Document of such Seller; (c) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which such Seller is a party or by which such Seller is bound or to which any of such Seller’s Shares is subject or the performance of which is guaranteed by such Seller; or (d) result in the imposition of any Encumbrance on any of such Seller’s Shares. Such Seller need not notify, make any filing with, or obtain any Consent of, any Person in order to perform the Transactions.

Section 3.4 Litigation. There is no Proceeding pending or, to such Seller’s Knowledge, threatened or anticipated against such Seller relating to or affecting the Transactions.

Section 3.5 No Brokers’ Fees. Such Seller has no Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions for which the Buyer or either Company could be liable.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

REGARDING THE COMPANIES

The Companies, jointly and severally, represent and warrant to the Buyer as follows:

Section 4.1 Organization, Qualification and Corporate Power. Schedule 4.1 sets forth each Company’s jurisdiction of incorporation, the other jurisdictions in which it is qualified to do business, and its directors and officers. Each Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Company is duly qualified to do business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Each Company has full corporate power and authority to conduct the businesses in which it is engaged, to own and use the properties and assets that it purports to own or use and to perform its obligations, and has only conducted its business in the continental United States. Neither Company currently maintains, nor has at any time in the past maintained, employees or assets of any kind in any jurisdiction outside of the United States. The Parent has delivered to the Buyer correct and complete copies of the Organizational Documents of each Company. Neither Company is in material violation of any of its Organizational Documents. The minute books, the stock certificate books and the stock ledger of each Company, in each case as delivered or made available to the Buyer, are correct and complete in all material respects. Neither Company has, within the last five years, (i) used any trade names or assumed names other than the trade names or assumed names set forth on Schedule 4.1 or (ii) operated any business other than the Business.

Section 4.2 Capitalization. The entire authorized capital stock of the Parent consists solely of shares of common and preferred stock as set forth on Schedule 4.2, and all such outstanding securities are owned of record and beneficially by the Sellers. The entire authorized capital stock of the Target consists solely of shares of common stock as set forth on Schedule 4.2, and all such outstanding securities are owned of record and beneficially by the Parent. All of the outstanding capital stock of each Company has been duly authorized and is validly issued, fully paid and nonassessable. With respect to each Company, Schedule 4.2 lists the authorized capital stock, the number of shares outstanding, and the record and beneficial owner of such shares. Except as set forth on Schedule 4.2, there are no outstanding securities convertible or exchangeable into capital stock of either Company or any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require either Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of either Company. There are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to either Company. Neither Company has violated any securities Law in connection with the offer, sale or issuance of any of its capital stock or other equity or debt securities. Except as set forth on Schedule 4.2, there are no voting trusts, proxies or other Contracts relating to the voting of the capital stock of either Company. The Target is the sole Person that the Parent controls directly or indirectly or in which it has any direct or indirect equity interest, and the Target does not control directly or indirectly or have any direct or indirect equity interest in any Person.

Section 4.3 Authority. Each Company has full corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is a party, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by each Company of this Agreement and each Transaction Document to which it is a party have been duly authorized by the board of directors of such Company. At Closing, the execution and delivery by each Company of each Transaction Document to which it is a party and the performance by it of the Transactions will have been duly authorized by all requisite corporate action of such Company. This Agreement and each Transaction Document to which each Company is a party constitutes the valid and legally binding obligation of such Company, enforceable against such Company in accordance with the terms thereof. Upon the execution and delivery by each Company of each Transaction Document to which such Company is a party, such Transaction Document will constitute the valid and legally binding obligation of such Company enforceable against such Company in accordance with the terms of such Transaction Document.

Section 4.4 No Conflicts. Except as set forth on Schedule 4.4, neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which either Company or any asset owned or used by either Company is subject; (b) violate any Permit held by either Company or give any Governmental Body the right to terminate, revoke, suspend or modify any Permit held by either Company; (c) violate any Organizational Document of either Company; (d) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Material Contract; or (e) result in the imposition of any Encumbrance (other than Permitted Encumbrances) upon any asset owned or used by either Company. Except as set forth on Schedule 4.4, neither Company needs to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

Section 4.5 Financial Statements.

(a) Attached to Schedule 4.5 are the following financial statements (collectively, the “Financial Statements”): (i) audited, consolidated balance sheets of the Parent as of December 31 for each of the years 2009 to 2011, and consolidated statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal years then ended, together with the notes thereto and the reports thereon of Dixon Hughes Goodman, LLP, independent certified public accountants; and (ii) an unaudited, consolidated balance sheet (the “Interim Balance Sheet”) of the Parent as of May 31, 2012, and consolidated statements of income, changes in stockholders’ equity, and cash flow for the five (5)-month period then ended (the “Interim Financial Statements”). The Financial Statements have been prepared in accordance with GAAP and present fairly in all material respects the consolidated balance sheets, statements of income, changes in stockholders’ equity, and cash flow of the Companies, as a whole, and as of and for their respective dates and periods covered thereby; provided, however, that the Interim Financial Statements described in clause (ii) above lack notes (which, if presented, would not differ materially from the notes accompanying the Financial Statements).

(b) Each Company’s books and records (including all computer generated reports and other computer output included in its books and records, financial records, business records, customer lists, and records pertaining to products or services delivered to customers) (i) are complete and correct in all material respects and all transactions to which it is or has been a party are accurately reflected therein in all material respects on an accrual basis, (ii) reflect all discounts, returns and allowances granted by it with respect to the periods covered thereby, (iii) have been maintained in accordance with customary and sound business practices in its industry, (iv) form the basis for the Financial Statements, and (v) reflect in all material respects the assets, liabilities, financial position, results of operations and cash flows of it on an accrual basis.

(c) To the Companies’ Knowledge, the Companies maintain a system of internal accounting controls adequate to insure that the Companies maintain no off-the-book accounts. Except as set forth on Schedule 4.5, to the Companies’ Knowledge, there are no events of fraud, whether or not material, that involve management or other employees of either Company who have a significant role in either Company’s financial reporting and relate to the Business.

Section 4.6 Absence of Certain Changes. Since May 31, 2012 (the “Interim Date”), there has not been any Material Adverse Effect. Except as set forth on Schedule 4.6, since the Interim Date:

(a) neither Company has sold, leased, transferred or assigned any asset, other than for fair consideration in the Ordinary Course of Business or made any distributions of any assets (cash or otherwise) to any of its Affiliates;

(b) neither Company has experienced any material damage, destruction or loss other than ordinary wear and tear (whether or not covered by insurance) to its property or assets in excess of $35,000 in the aggregate;

(c) neither Company has entered into any Contract (or series of reasonably related Contracts, each of which materially relates to the underlying transaction as a whole) involving more than $100,000 that cannot be terminated without penalty on less than six months’ notice;

(d) neither Company has accelerated, terminated, modified or cancelled any Contract or Permit (or series of reasonably related Contracts or Permits) involving more than $100,000 annually to which either Company is a party or by which either of them or any of their assets is bound, and neither Company has received notice that any other party to such a Contract or Permit (or series of reasonably related Contracts or Permits) has accelerated, terminated, modified or cancelled the same;

(e) no Encumbrance (other than Permitted Encumbrances) has been imposed upon either Company or any of their assets;

(f) neither Company has (i) made any capital expenditure (or series of related capital expenditures) either involving more than $35,000 or outside the Ordinary Course of Business, (ii) failed to make any scheduled capital expenditures or investments when due, or (iii) made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans or acquisitions) involving more than $35,000;

(g) except in the Ordinary Course of Business, neither Company has delayed or postponed the payment of accounts payable and other Liabilities, accelerated the collection of accounts receivable, in either case beyond the original due date, or altered any accounting method or practice;

(h) neither Company has issued, created, incurred or assumed any Indebtedness (or series of related Indebtedness) involving more than $35,000 in the aggregate;

(i) neither Company has canceled, compromised, waived or released any right or claim (or series of related rights or claims) or any Indebtedness (or series of related Indebtedness) owed to it, in any case involving more than $35,000;

(j) neither Company has issued, sold or otherwise disposed of any of its capital stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any of its capital stock or declared, set aside, made or paid any dividend or distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock or amended any of its Organizational Documents;

(k) neither Company has (i) conducted the Business outside the Ordinary Course of Business, (ii) made any loan to, or entered into any other transaction with, any of its directors, officers or employees on terms that would not have resulted from an arm’s-length transaction, (iii) entered into any employment Contract or modified the terms of any existing employment Contract, (iv) granted any increase in the compensation of any of its directors, officers or employees (including any increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) that (i) with respect to any single Person exceeded the lesser of 5% of such Person’s pre-increase compensation or $10,000 or (ii) with respect to all such Persons exceeded $100,000, or (v) except as required by applicable Law, adopted, amended, modified or terminated any Employee Benefit Plan or other Contract for the benefit of any of its directors, officers or employees;

(l) neither Company has made, rescinded or changed any Tax election, changed any Tax accounting period, adopted or changed any accounting method or practice, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim, assessment or Liability, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(m) there has not been any Proceeding commenced or, to the Companies’ Knowledge, threatened or anticipated relating to or affecting either Company, the Business or any asset owned or used by either Company;

(n) there has not been (i) any loss of any material customer, distribution channel, sales location or source of supply of raw materials, Inventory, utilities or contract services or the receipt of any notice that such a loss may be pending, or (ii) any occurrence, event or incident related to either Company outside of the Ordinary Course of Business;

(o) neither Company has estimated or recorded any Contract Loss in any single instance of more than $35,000 or any Contract Losses in the aggregate of more than $100,000;

(p) neither Company has entered into any capital or operating leases;

(q) neither Company has obtained or sought to obtain any Permit; and

(r) neither Company has agreed or committed to any of the foregoing.

Section 4.7 No Undisclosed Liabilities. Except as set forth on Schedule 4.7, neither Company has incurred any Liability, except for (a) Liabilities under executory Contracts that are either listed on Schedule 4.13 or are not required to be listed thereon, excluding Liabilities for any material breach of any executory Contract, (b) Liabilities to the extent reflected or reserved against on the Interim Balance Sheet, (c) current Liabilities incurred in the Ordinary Course of Business since the Interim Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law) and that will be reflected in the statement of Working Capital delivered pursuant to Section 2.3(a)(ii), and (d) Liabilities that are not required to be reflected in the Financial Statements in accordance with GAAP.

Section 4.8 Title to and Sufficiency of Assets. Except as set forth on Schedule 4.8, each Company has good and marketable title to, or a valid leasehold interest in, every property or asset used by it, located on its premises, purported to be owned by it, or shown on the Interim Balance Sheet or acquired by the Company after the Interim Date (the “Assets”), free and clear of any Encumbrances except for Permitted Encumbrances and except for properties and assets disposed of in arm’s-length transactions in the Ordinary Course of Business since the Interim Date. The Assets include (a) all tangible and intangible property and assets necessary for the continued conduct of the Business and the provision of services therewith as of the Closing in the same manner as conducted prior to the Closing and in compliance in all material respects with all applicable Laws, Material Contracts and Permits as of the Closing and (b) all property and assets necessary to generate the results of operations for the Business reflected in the Financial Statements and to perform under the Material Contracts.

Section 4.9 Tangible Personal Property; Condition of Assets. Schedule 4.9 lists all machinery, equipment, parts, tools, fixtures, furniture, office equipment, computer hardware, supplies, motor vehicles, fork-lift trucks and other rolling stock and other items of tangible personal property (other than Inventory) owned by either Company (the “Tangible Personal Property”) that has a net book value in excess of $10,000 and the net book value of each such item. To the Companies’ Knowledge, the buildings, plants, structures, Tangible Personal Property and other tangible assets that are owned or leased by either Company are structurally sound, free from material defects, in good operating condition and repair (normal wear and tear excepted) and suitable for the uses for which they are used in the Business. To the Companies’ Knowledge, none of such buildings, plants, structures, Tangible Personal Property or other tangible assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost to such building, plant, structure, Tangible Personal Property or other tangible asset. All of the tangible assets owned or leased by either Company are located on the Real Property (except for those in transit or located temporarily at any worksite for purposes of the conduct of the Business).

Section 4.10 Accounts Receivable; Accounts Payable.

(a) The Accounts Receivable as of the Interim Date are reflected on the Interim Balance Sheet, have arisen from bona fide transactions in the Ordinary Course of Business and are not subject to any loan agreements or other financing contracts entered into by a Company and providing for the sale, factoring, pledge or other transfer of such Accounts Receivable by a Company to any other Person (other than such loans or financial contracts that would be terminated and such security interest would be released as of the Closing Date). Unless collected prior to the Closing Date, the Accounts Receivable are and will be as of the Closing Date collectible consistent with past practices net of the respective reserves shown on the Interim Balance Sheet. All Accounts Receivable are reflected properly on the books and records in accordance with the past custom and practice of each Company. The Accounts Receivable reserves shown on the Balance Sheet are or will be adequate and calculated consistent with past practices.

(b) The Accounts Payable are reflected properly on the Interim Balance Sheet and have arisen from bona fide transactions in the ordinary course of business consistent with past custom and practice of each Company. All Accounts Payable as of the Closing Date represent or will represent valid obligations arising from purchases or commitments actually made by a Company in the Ordinary Course of Business. Unless paid prior to the Closing Date, the Accounts Payable are and will be as of the Closing Date current and payable in accordance with their terms net of the respective reserves shown on the Interim Balance Sheet.

Section 4.11 Inventory. The Inventory consists of a quality and quantity usable for its intended purpose or salable in the Ordinary Course of Business, except for slow-moving and obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value on the accounting records of the Company. All Inventory has been written off or valued at the lower of cost or market value. The quantities of each type of Inventory are reasonable in the present circumstances of the Companies and are not materially more or less than normal Inventory levels necessary to conduct the Business in the Ordinary Course of Business. Except for Inventory in transit or located temporarily at any worksite for purposes of the conduct of the Business, the Inventory is located at the Real Property.

Section 4.12 Real Property. Neither Company owns, nor has ever owned, any real property. Schedule 4.12 lists all of the real property and interests therein leased, subleased or otherwise occupied or used by either Company (with all easements and other rights appurtenant to such property, the “Real Property”). For each item of Real Property, Schedule 4.12 also lists the lessor and the lease, sublease, or other Contract pursuant to which a Company holds a possessory interest in Real Property and all amendments, renewals, or extensions thereto (each, a “Lease”). Except as set forth on Schedule 4.12, the leasehold interest of a Company with respect to each item of Real Property is free and clear of any Encumbrances, except Permitted Encumbrances. Neither Company is a sublessor of, nor has assigned any lease covering, any item of Real Property. The Real Property constitutes all interests in real property currently used in connection with the Business necessary to conduct the Business in the Ordinary Course of Business. Leasing commissions or other brokerage fees due from or payable by either Company with respect to any Lease have been paid in full.

Section 4.13 Contracts.

(a) Schedule 4.13 lists the following Contracts to which either Company is a party or by which either Company is bound or to which any asset of either Company is subject or under which either Company has any rights or the performance of which is guaranteed by either Company or under which either Company is conducting any of the Business (collectively, with the Leases, Licenses and Insurance Policies, the “Material Contracts”): (i) each Contract (or series of related Contracts) that involves delivery or receipt of products or services of an amount or value in excess of $175,000, or that involves expenditures or receipts in excess of $175,000; (ii) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property, including each Lease and License; (iii) each licensing agreement or other Contract with respect to Intellectual Property, including any agreement with any current or former employee, consultant or contractor regarding the appropriation or non-disclosure of any Intellectual Property; (iv) each collective bargaining agreement and other Contract to or with any labor union or other employee representative of a group of employees; (v) each joint venture, partnership or other Contract involving a sharing of profits, losses, costs or Liabilities with any other Person; (vi) each Contract containing any covenant that purports to restrict the business activity of either Company or limit the freedom of either Company to engage in any line of business or to compete with any Person; (vii) each Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods; (viii) each power of attorney; (ix) each Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by either Company to be responsible for consequential, incidental or punitive damages; (x) each Contract (or series of related Contracts) for capital expenditures in excess of $25,000; (xi) each written warranty, guaranty or other similar undertaking with respect to contractual performance other than in the Ordinary Course of Business; (xii) each Contract for Indebtedness; (xiii) each Contract with a Governmental Body; (xiv) each customer Contract that has a fixed price or where the price is not subject to any adjustment on the basis of the Target’s cost experience in performing such Contract; (xv) employment, consulting, separation or severance Contract; (xvi) each Contract to which a Seller or any Related Person of a Seller or of either Company is a party or otherwise has any rights, obligations or interests; (xvii) each Contract terminable for the convenience of the counterparty thereto; and (xviii) each Contract not terminable without penalty on less than six months’ notice.

(b) The Companies have delivered to the Buyer a correct and complete copy of each written Material Contract and a written summary setting forth the terms and conditions of each oral Material Contract. Each Material Contract, with respect to the Company which is a party thereto, is legal, valid, binding, enforceable, in full force and effect. Each Material Contract, with respect to the other parties to such Material Contract, to the Companies’ Knowledge, is legal, valid, binding, enforceable, in full force and effect. Neither Company is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Material Contract. To the Companies’ Knowledge, no other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Material Contract. To the Companies’ Knowledge, no party to any Material Contract has repudiated any provision of any Material Contract.

(c) No Company has been subject to the payment of liquidated damages in excess of $25,000 pursuant to the terms of any Contract within the last five years.

(d) Neither Company has been the subject of a customer Contract compliance audit within the last five years leading to a claim in excess of $25,000.

(e) No Contract that has not been fully performed is for construction services for Comcast.

Section 4.14 Intellectual Property.

(a) The Companies own or have the right to use the Intellectual Property necessary or prudent for the operation of the Business. Each item of Intellectual Property owned, licensed or used by either Company immediately prior to the Closing is set forth on Schedule 4.14. Each item of Intellectual Property owned, licensed or used by either Company is valid and enforceable and otherwise fully complies with all Laws applicable to the enforceability thereof. Schedule 4.14 identifies each item of Intellectual Property that any Person other than the Company owns and that the Company uses pursuant to license, agreement or permission (a “License”). With respect to each item of Intellectual Property required to be identified in Schedule 4.14: (i) such item is not subject to any Order; (ii) no action is pending or, to the Companies’ Knowledge, is threatened or anticipated that challenges the legality, validity or enforceability of such item; and (iii) neither Company has granted any sublicense or similar right with respect to the License relating to such item.

(b) Neither Company has violated or infringed upon or, to the Company’s Knowledge, otherwise come into conflict with any Intellectual Property of third parties. Neither Company nor any Seller has received any notice alleging any such violation, infringement or other conflict. To the Companies’ Knowledge, no third party has infringed upon or otherwise come into conflict with any Intellectual Property of either Company. Neither Company nor any Seller has granted to any third party any license, agreement or other permission (whether active and in force or terminated, canceled or expired) with respect to any Intellectual Property of either Company. Neither Company nor any Seller has been issued a patent or registration (including copyright, trademark and servicemark), whether active and in force or pending, abandoned, lapsed, canceled or expired, with respect to any Intellectual Property used or intended to be used in the Business.

(c) The Companies have taken all commercially reasonable actions to maintain and protect all of the Intellectual Property prior to and as of the Closing Date so as not to adversely affect the validity or enforceability thereof.

Section 4.15 Tax.

(a) Each Company has timely filed with the appropriate Governmental Bodies all federal Tax Returns and all other Tax Returns that such Company was required to have filed. Each Tax Return filed by each Company is true, correct and complete in all material respects. Except as set forth on Schedule 4.15, all Taxes owed (or required to be remitted) by each Company (whether or not shown or required to be shown on any Tax Return) have been timely paid to the appropriate Governmental Body.

(b) No claim has been made by any Governmental Body in a jurisdiction where either Company does not file a Tax Return that either Company is or may be subject to the payment, collection or remittance of any Tax of that jurisdiction or is otherwise subject to taxation by that jurisdiction. There are no Encumbrances on any of the assets of either Company that arose in connection with, or otherwise relate to, any failure (or alleged failure) to pay any Tax. Schedule 4.15 (i) contains a list of all states, territories and other jurisdictions (whether domestic or foreign) in which either Company has filed a Tax Return at any time since May 11, 2007, (ii) identifies those Tax Returns that have been audited, (iii) identifies those Tax Returns that currently are the subject of audit, and (iv) lists all Tax rulings and similar determinations requested or received by either Company or any Seller since May 11, 2007. Each Company has delivered or made available to the Buyer true, correct and complete copies of all Tax Returns filed by, and all examination reports, and statements of deficiencies assessed against or agreed to by, such Company since May 11, 2007.

(c) Except as set forth on Schedule 4.15, each Company has withheld or collected, and timely paid to the appropriate Governmental Bodies, all Taxes required to have been withheld or collected and remitted, and complied with all information reporting and back-up withholding requirements, and has maintained all required records with respect thereto, in connection with amounts paid or owing to any employee, customer, creditor, stockholder, independent contractor, or other third party.

(d) Except as set forth on Schedule 4.15, to the Companies’ Knowledge, there is no basis for any Governmental Body to, and no Seller or director or officer (or employee responsible for Tax matters) of either Company expects any Governmental Body to, assess any additional Taxes for any period. There is no dispute or claim concerning any Liability for Taxes paid, collected or remitted (or to be paid, collected or remitted) by either Company either (i) claimed or raised by any Governmental Body in writing or (ii) as to which any Seller or Company has Knowledge. No Company has waived any statute or period of limitations with respect to any Tax or agreed, or been requested by any Governmental Body to agree, to any extension of time with respect to any Tax.

(e) Neither Company has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code section 280G (or any corresponding or similar provision of state, local or foreign Tax law) or Code section 162(m) (or any corresponding or similar provision of state, local or foreign Tax law). Neither Company has been a United States real property holding corporation within the meaning of Code section 897(c)(2) during the applicable period specified in Code section 897(c)(1)(A)(ii). Each Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662. Neither Company is a party to any Tax allocation, sharing, reimbursement or similar agreement. Since May 11, 2007, neither Company has been a member of any Affiliated Group filing a consolidated, combined or unitary Tax Return, other than an Affiliated Group the parent of which is Parent. Neither Company has any Liability for Taxes of any Person under Treasury Regulation section 1.1502-6 (or any similar provision of any other Law), as a transferee or successor, by Contract, or otherwise. Neither Company has agreed since May 11, 2007, or is required to make, any adjustments under Code section 481(a) (or any corresponding or similar provision of state, local or foreign Tax law) by reason of a change in method of accounting or otherwise. Neither Company has made since May 11, 2007, or is bound by, any election under Code section 197. No “section 197 intangible” (as defined in Code section 197(c)(1)) is subject to the anti-churning provisions of Code section 197(f)(9) or the Treasury Regulations thereunder. The Buyer will not be required to deduct and withhold any amount under Code section 1445(a) or otherwise upon the transfer of the Shares to the Buyer.

(f) The unpaid Taxes of the Companies (i) did not, as of the Interim Date, exceed the reserve for Liability for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Companies in filing their Tax Returns. Since the Interim Date, neither Company has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(g) Neither Company has, directly or indirectly, participated in any transaction (including, the Transactions) that would constitute (i) a “reportable transaction” or “listed transaction” as defined in Treasury Regulation section 1.6011-4 or (ii) a “tax shelter” as defined in Code section 6111 and the Treasury Regulations thereunder. The management fees (if any) paid by either Company to any Seller were reasonable and qualified as deductible business expenses.

(h) Neither Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, including as a result of: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) a “closing agreement” as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Code section 1502 (or any corresponding or similar provision of state, local or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) Each Company is treated as a corporation under Subchapter C of the Code for federal and applicable state and local income Tax purposes. Neither Company owns an interest, directly or indirectly, in any joint venture, partnership, limited liability company, association, or other entity that is treated as a partnership for U.S. federal, state or local income tax purposes.

(j) Each nonqualified deferred compensation plan (i) complies, and is operated and administered in all material respects in accordance, with the requirements of Code section 409A, the Treasury Regulations thereunder and any other IRS guidance issued thereunder and (ii) has in all material respects been operated and administered in good faith compliance with Code section 409A from the period beginning on January 1, 2005.

Section 4.16 Legal Compliance.

(a) Each Company is, and since January 1, 2009, has been, in compliance in all material respects with all applicable Laws and Permits. No Proceeding is pending, nor since January 1, 2009, has been filed or commenced, against either Company alleging any failure to comply with any applicable Law or Permit. To the Companies’ Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material violation by either Company of any Law or Permit. Since May 11, 2007, neither Company has received any written notice or, to the Company’s Knowledge, other communication from any Person regarding any actual, alleged or potential violation by either Company of any Law or Permit or any cancellation, termination or failure to renew any Permit held by either Company.

(b) Schedule 4.16 contains a complete and accurate list of each Permit held by either Company or that otherwise relates to the Business or any asset owned or leased by either Company. Each Permit listed or required to be listed on Schedule 4.16 is valid and in full force and effect. To the Companies’ Knowledge, there is no reason why such Permit will not be renewed. The Permits listed on Schedule 4.16 constitute all of the Permits necessary to allow the Companies to lawfully conduct and operate the Business as currently conducted and operated and to own and use their assets as currently owned and used.

Section 4.17 Litigation. There is no Proceeding pending or, to the Companies’ Knowledge, threatened or anticipated relating to or affecting (a) either Company or the Business or any asset owned or used by either of them or (b) the Transactions. To the Companies’ Knowledge, no event has occurred that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding. There is no outstanding Order to which either Company or any asset owned or used by either of them is subject. Schedule 4.17 lists all Proceedings pending at any time since January 1, 2009, in which either Company has been named as a defendant (whether directly, by counterclaim or as a third-party defendant) and all Proceedings pending at any time since January 1, 2009, in which either Company has been a plaintiff. Schedule 4.17 lists all Orders in effect at any time since January 1, 2009, to which either Company has been subject or any asset owned or used by either Company or is subject.

Section 4.18 Service Warranties. Each service provided by either Company has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties. Since May 11, 2007, neither Company has received written notice that it has any material Liability (and there is no basis for any present or future Proceeding against either Company that could give rise to any Liability) for replacement, repair, additional remedial services or other damages in connection therewith. Schedule 4.18 lists (i) all Contracts that contain warranties extending beyond 12 months, which such warranty periods remain in effect, (ii) to the Companies’ Knowledge, all warranty claims made against either Company in excess of $25,000 since January 1, 2009, and (iii) any guaranty, warranty or indemnity provided by either Company not consistent with past practice. Except as set forth on Schedule 4.18, neither Company has had any Liability arising out of any material injury to any individual or property as a result of any service provided by either Company.

Section 4.19 Environmental. Each Company has complied and is in compliance in all material respects with all Environmental Laws. No Permits are required pursuant to any Environmental Law for the occupation of either Company’s facilities or operation of the Business. Neither Company has received any written or oral notice, report or other information regarding any actual or alleged violation of any Environmental Law, or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, relating to it or its facilities arising under any Environmental Law. To the Companies’ Knowledge, none of the following exists at any property or facility currently leased or operated by either Company and none of the following existed at any property or facility previously owned, leased or operated by either Company at or before the time such Company ceased to own or operate such property or facility: (a) underground storage tanks, (b) asbestos-containing material in any form or condition, (c) materials or equipment containing polychlorinated biphenyls, or (d) landfills, surface impoundments or disposal areas. Neither Company has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, including any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to any Liability, including any Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys’ fees, pursuant to any Environmental Law. Neither this Agreement nor the Transactions will result in any Liability for site investigation or cleanup, or notification to or Consent of any Person, pursuant to any “transaction-triggered” or “responsible property transfer” Environmental Laws. Neither Company has, either expressly or by operation of law, assumed or undertaken any Liability, including any obligation for corrective or remedial action, of any other Person relating to any Environmental Law.

Section 4.20 Employees.

(a) With respect to each employee of each Company, the Companies have delivered to Buyer as of June 2, 2012, the name, job title, current rate of direct compensation, employer, date of commencement of employment, and sick and paid time off (both number of days and USD equivalent) that is accrued and unused, and such information remains true, complete and accurate in all material respects except as disclosed on Schedule 4.6. Except as set forth on Schedule 4.20(a), the Active Employees are employed by the Target and constitute those Persons necessary to run the Business at Closing, and no Active Employee has provided oral or written notice of any plans to terminate employment with the Target. Each Company is in compliance with the Immigration Reform and Control Act. The Target has made available true and correct copies to the Buyer of each Active Employee’s Form 1-9.

(b) There are no labor disputes existing or, to the Companies’ Knowledge, threatened involving, by way of example, strikes, work stoppages, slowdowns, picketing or other interference with work of the Business. Except as set forth on Schedule 4.20(b), there has not been any demand to either Company for recognition from any trade union, labor organization or representative of employees since May 11, 2007. To the Companies’ Knowledge, there is no union organizational campaign, representation petition, certification application or other question concerning representation that currently pending or, to the Companies’ Knowledge, threatened with respect to any employees of either Company.

(c) There are no pending, or to the Companies’ Knowledge, threatened Proceedings with respect to either Company under any Laws relating to or arising out of any employment relationship with its employees. Neither Company is subject to any settlement or consent decree with any present or former employee, labor union or Governmental Body relating to claims of discrimination, wrongful practices or other claims in respect of employment practices and policies.

(d) Each Company is, and since January 1, 2009 has been, in compliance in all material respects with all Laws relating to the employment of labor, including Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, payroll documents, equal opportunity, immigration compliance, occupational health and safety, termination or discharge, plant closing and mass layoff requirements, affirmative action, workers’ compensation, disability, unemployment compensation, whistleblower laws, collective bargaining, the payment of all applicable Taxes including the full payment of all required social security contributions and other required withholdings.

(e) All employees and former employees of the Companies have been, or on or before the Closing Date will have been, paid in full for, or the Companies shall have properly accrued for, all wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Closing, payable in accordance with the obligations of either Company under any employment or labor practices and policies, or any collective bargaining agreement or individual agreement to which such Company is a party, or by which such Company may be bound.

(f) To the Companies’ Knowledge, no employee, officer or director of either Company is a party to or bound by any agreement that (i) could adversely affect the performance of his or her duties as an employee, officer or director other than for the benefit of either Company, (ii) could adversely affect the ability of either Company to conduct the Business, (iii) restricts or limits in any way the scope or type of work in which he or she may be engaged other than for the benefit of either Company, or (iv) requires him or her to transfer, assign or disclose information concerning his or her work to anyone other than the Companies.

Section 4.21 Employee Benefits.

(a) Schedule 4.21(a) identifies each Company Benefit Plan.

(b) True, correct and complete copies of each of the Company Benefit Plans, and related trusts, if applicable, including all amendments thereto, have been delivered or made available to the Buyer. There has also been delivered or made available to the Buyer, with respect to each Company Benefit Plan and to the extent applicable: (i) the three most recent annual or other reports filed with each Governmental Body with respect to each such plan, including all applicable schedules and audited financial statements attached thereto; (ii) each insurance contract and other funding agreement, and all amendments thereto; (iii) the most recent summary plan description and any summaries of material modifications thereto, as well as the most recent notices to participants and beneficiaries required by applicable Laws; (iv) the most recent audited financial statements or accounts and actuarial report or valuation required to be prepared under applicable Laws; (v) the most recent determination letter or opinion letter issued by the IRS; and (vi) all other contracts that are material to the Company Benefit Plan.

(c) No Company Benefit Plan is, a plan subject to Title IV of ERISA, ERISA section 302 or Code section 412. No Company Benefit Plan is funded through a trust that is intended to be exempt from federal income taxation pursuant to Code section 501(c)(9), and each Company Benefit Plan that is an employee welfare benefit plan under ERISA section 3(1) either (i) is funded through an insurance policy or contract and is not a “welfare benefit fund” within the meaning of Code section 419, or (ii) is unfunded. Except as set forth on Schedule 4.21(c), neither Company nor any of their respective ERISA Affiliates is a party to any split-dollar or “key man” life insurance policy or arrangement.

(d) Each Company and its ERISA Affiliates have substantially performed in all material respects all obligations, whether arising by operation of any applicable Laws or by contract, required to be performed by them in connection with the Company Benefit Plans, and there have been no material defaults or material violations by any other party to the Company Benefit Plans or, to the Companies’ Knowledge, by any other party to the Company Multiemployer Plans. All contributions required to be made by either Company or any of their respective ERISA Affiliates to the Company Benefit Plans pursuant to their terms and provisions or pursuant to applicable Laws have been made timely. Neither Company nor any of their respective ERISA Affiliates has incurred, and no facts exist that reasonably would be expected to result in, any material liability (direct or indirect by virtue of indemnification or otherwise) to either Company or their respective ERISA Affiliates with respect to any Company Benefit Plan, including any liability, tax, penalty or fee under ERISA, the Code or any applicable Laws (other than to pay premiums, contributions or benefits in the ordinary course).

(e) With respect to each Company Multiemployer Plan, except as set forth on Schedule 4.21(e), (i) neither Company nor any of their respective ERISA Affiliates has withdrawn, partially withdrawn, or received any notice of any claim or demand for withdrawal liability or partial withdrawal liability; (ii) since May 11, 2007, neither Company nor any of their respective ERISA Affiliates has received any notice that such Company Multiemployer Plan is in reorganization, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, or that any such plan is or may become insolvent; (iii) each Company and its ERISA Affiliates have made all required contributions on a timely basis; (iv) to the Companies’ Knowledge, such Company Multiemployer Plan is not a party to any pending merger or asset or liability transfer; (v) to the Companies’ Knowledge, there are no PBGC proceedings against or affecting such Company Multiemployer Plan; (vi) to the Companies’ Knowledge, ERISA section 4203(b) and section 4208(d)(1) apply to each Company and any of its ERISA Affiliates who contribute to (or have an obligation to contribute to) such Company Multiemployer Plan; and (vii) neither Company nor any of their respective ERISA Affiliates has any withdrawal liability by reason of a sale of assets pursuant to ERISA section 4204.

(f) The representations and warranties set forth in this Section 4.21(f) shall be to the Companies’ Knowledge and the Knowledge of any of either Companies’ ERISA Affiliates to the extent such representations and warranties relate to Company Multiemployer Plans. Except as otherwise set forth on Schedule 4.21(f):

(i) each Company Benefit Plan and Company Multiemployer Plan has been established, documented, administered and operated in compliance in all material respects with applicable Laws and its governing documents;

(ii) all reports and disclosures relating to the Company Benefit Plans and Company Multiemployer Plans required to be filed with or furnished to Governmental Bodies, Company Benefit Plan and Company Multiemployer Plan participants or Company Benefit Plan and Company Multiemployer Plan beneficiaries have been filed or furnished in substantial compliance with applicable Laws in a timely manner;

(iii) each of the Company Benefit Plans and Company Multiemployer Plans intended to be qualified under Code section 401(a) (A) satisfies in all material respects the requirements of such Code section, (B) is maintained in all material respects pursuant to a prototype document approved by the IRS, or has received a favorable determination letter from the IRS regarding such qualified status, (C) has been timely amended in all material respects as required by applicable Laws, (D) has not been amended or operated in a way which would adversely affect such qualified status, and (E) has not experienced a termination or partial termination of the plan within the meaning of Code section 411(d)(3);

(iv) there are no Proceedings pending (other than routine claims for benefits) or, to the Companies’ Knowledge, threatened against, or with respect to, any of the Company Benefit Plans or Company Multiemployer Plans or their assets;

(v) no act, omission or transaction has occurred that could result in imposition on the Company or any of its ERISA Affiliates of (A) breach of fiduciary duty liability damages under ERISA section 409, (B) a civil penalty assessed pursuant to subsections (c), (i) or (1) of ERISA section 502 or (C) a tax imposed pursuant to Chapter 43 of Subtitle D of the Code;

(vi) there is no matter pending (other than routine qualification determination filings) with respect to any of the Company Benefit Plans before any Governmental Body;

(vii) except as otherwise provided in this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not (A) require either Company or any of their respective ERISA Affiliates to make a larger contribution to, or pay greater amounts or benefits under, any Company Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (B) create or give rise to any additional vested rights, service credits or other benefits or payments under any Company Benefit Plan; and

(viii) no Company Benefit Plan is a “multiple employer plan” within the meaning of Code section 413(c).

(g) Each Company Benefit Plan that is an “employee benefit plan,” as such term is defined in ERISA section 3(3), may be unilaterally amended or terminated in its entirety, in accordance with the terms thereof and applicable Law, without liability except as to benefits accrued thereunder prior to such amendment or termination.

(h) Except to the extent required pursuant to Code section 4980B(f) and the corresponding provisions of ERISA, no Company Benefit Plan provides retiree medical or retiree life insurance benefits to any Person, and neither Company nor any of their respective ERISA Affiliates is contractually or otherwise obligated (whether or not in writing) to provide any Person with life insurance or medical benefits upon retirement or termination of employment.

Section 4.22 Customers and Suppliers.

(a) With respect to each of the three fiscal years most recently completed prior to the Effective Date, Schedule 4.22 lists the five largest (by dollar volume) customers of the Companies during each such period (showing the dollar volume for each) (the “Major Customers”). To the Sellers’ Knowledge, no event has occurred that would reasonably be expected to materially and adversely affect the relations of the Companies with any Major Customer or any material supplier. To the Companies’ Knowledge, no Major Customer or supplier has notified either Company of plans to terminate or materially alter its business relations with either Company, either as a result of the transactions contemplated by this Agreement or otherwise, or to enter bankruptcy or liquidate.

(b) Except to the extent set forth on Schedule 4.22, neither Company is currently required to provide any bonding or other financial security arrangements in any amount in connection with any on-going jobs, projects or other transactions with any Major Customers or suppliers.

(c) The Parent has made available to the Buyer its percentage of completion worksheet supporting the Companies’ balance sheets included in the Financial Statements, such percentage of completion worksheet has been prepared in accordance with GAAP and the books and records of each Company, and includes, in all material respects, the Companies’ good faith estimate of each such job’s contract amount, estimated costs, costs incurred, billings issued and profit or loss as of the date hereof. As of the Interim Date and as of the Closing Date, no customer Contract has a Contract Loss in excess of $35,000.

(d) Neither Company has provided, does provide or is committed to provide services or conduct the Business outside the United States.

Section 4.23 Transactions with Related Persons. Except as set forth in Schedule 4.23, for the past three years, neither any shareholder, officer, director or employee of either Company nor any Related Person of any of the foregoing has (a) owned any interest in any asset used in the Business, (b) been involved in any business or transaction with either Company or (c) engaged in competition with either Company. Except as set forth in Schedule 4.23, neither any shareholder, officer, director or employee of either Company nor any Related Person of any of the foregoing (i) is a party to any Contract with, or has any claim or right against, either Company or (ii) has any Indebtedness owing to either Company. Except as set forth in Schedule 4.23, neither Company (A) has any claim or right against any shareholder, officer, director or employee of either Company or any Related Person of any of the foregoing or (B) has any Indebtedness owing to any shareholder, officer, director or employee of either Company or any Related Person of any of the foregoing. Except as set forth on Schedule 4.23, the matters set forth on Schedule 4.23 were negotiated and entered into on an arms’-length basis at fair market value.

Section 4.24 Indebtedness and Guaranties. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any Indebtedness of either Company has been furnished to the Buyer. The estimated Closing Date Debt is listed on Schedule 4.24, which shall be updated as of the Closing Date, and accurately reflects all amounts necessary to discharge the amounts of Indebtedness outstanding immediately prior to the Closing. Except as specifically described in Schedule 4.24, neither Company has any Indebtedness outstanding nor is a guarantor or otherwise liable for any Liability (including indebtedness) of any other Person.

Section 4.25 Capital Expenditures. Attached to Schedule 4.25 are (a) a list of each Companies’ capital expenditures in excess of $25,000 for the current fiscal year through the Interim Date and (B) the Companies’ budgets for capital expenditures for the current fiscal year. Neither Company has foregone or otherwise materially altered any planned capital expenditure as a result of the Sellers’ decision to enter into the Transactions or otherwise sell or dispose of the Business.

Section 4.26 Insurance. Schedule 4.26 sets forth the following information with respect to each insurance policy (collectively, the “Insurance Policies”) to which either Company is a party, a named insured, covered or otherwise the beneficiary of coverage: the name of the insurer, the policy number, the name of the policyholder, the period of coverage, and the amount of coverage. The Parent has delivered to the Buyer true and complete copies of each Insurance Policy and each pending application of the Company for any insurance policy. All premiums relating to the Insurance Policies have been timely paid. Schedule 4.26 describes any self-insurance arrangements affecting either Company. Each Company is in compliance with all obligations relating to insurance created by Law or any Contract to which such Company is a party. Each Company has delivered or made available to the Buyer copies of loss runs and outstanding claims as of a recent date with respect to each Insurance Policy.

Section 4.27 No Acceleration of Rights and Benefits. Except as set forth on Schedules 1.2, 4.27 and 4.28, neither Company has made, nor is either Company obligated to make, any payment to any Person in connection with the Transactions or any change of control. Except as set forth on Schedules 1.2 and 4.28, no rights or benefits of any Person have been (or will be) accelerated, increased or modified and no Person has the right to receive any payment or remedy (including rescission or liquidated damages), in each case as a result of a change of control or the consummation of the Transactions.

Section 4.28 No Brokers’ Fees. Except as set forth on Schedule 4.28, neither Company has any Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions.

Section 4.29 Ethical Practices. Since May 11, 2007, neither Company or their respective directors, officers or employees has offered money or given anything of value to: (a) any official of a Governmental Body, any political party or official thereof, or any candidate for political office; (b) any customer or member of any Governmental Body; or (c) any other Person, while knowing or having reason to know that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any customer, member of a Governmental Body or candidate for political office for the purpose of the following: (i) illegally influencing any action or decision of such Person, in his, her or its official capacity, including a decision to fail to perform his official function; (ii) inducing such Person to use his influence with any Governmental Body to affect or influence any act or decision of such Governmental Body to assist either Company in obtaining or retaining business for, or with, or directing business to, any Person; or (iii) where such payment or thing of value would constitute a bribe, kickback or illegal or improper payment or gift to assist either Company in obtaining or retaining business for, or with, or directing business to, any Person.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER

The Buyer represents and warrants to the Sellers as follows:

Section 5.1 Organization and Authority. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Buyer has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by the Buyer of each Transaction Document to which the Buyer is a party and the performance by the Buyer of the Transactions have been duly approved by all requisite corporate action of the Buyer. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with the terms of this Agreement. Upon the execution and delivery by the Buyer of each other Transaction Document to which the Buyer is a party, such Transaction Document will constitute the valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with the terms of such Transaction Document.

Section 5.2 No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which the Buyer is subject; (b) violate any Organizational Document of the Buyer; or (c) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which the Buyer is a party or by which the Buyer is bound or the performance of which is guaranteed by the Buyer. The Buyer is not required to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

Section 5.3 Litigation. There is no Proceeding pending or, to the Knowledge of the Buyer, threatened or anticipated against the Buyer relating to or affecting the Transactions.

Section 5.4 No Brokers’ Fees. The Buyer has no Liability for any fee, commission or payment to any broker, finder or agent with respect to the Transactions for which any Seller could be liable.

Section 5.5 Investment Intent. The Buyer is purchasing the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. The Buyer is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. The Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Shares. The Buyer acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities Laws and that the Shares may not be sold, transferred, offered for sale, pledged hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and is registered under any applicable state or foreign securities Laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities Laws.

ARTICLE VI

PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the date hereof and the Closing:

Section 6.1 Best Efforts. Each Party will use its best efforts to take all actions necessary, proper or advisable in order to perform the Transactions (including satisfaction, but not waiver, of the closing conditions set forth in Article VII).

Section 6.2 Consents and Approvals. As promptly as practicable after the Effective Date, except with respect to State engineering licensing authority and engineering Laws, each Party will, and the Sellers will cause each Company to, make all filings required by Law to be made by them in order to perform the Transactions contemplated to be performed on or before the Closing Date. Each Party will, and the Sellers will cause each Company to, cooperate with the other Parties and their respective Representatives with respect to all filings that such other Parties make in connection with the Transactions. As promptly as practicable after the Effective Date, each Company will, and the Sellers will cause each Company to, solicit the Consents set forth on Schedule 7.1(e), but not prior to the Buyer’s approval of the form and substance of each such Consent, which approval will not be unreasonably withheld or delayed. Each Company will, and the Sellers will cause each Company to, use its commercially reasonable efforts (at the Companies’ expense), and the Buyer will cooperate in all reasonable respects with the Sellers and the Companies, to obtain prior to the Closing all such Consents; provided, however, that such cooperation will not include any requirement to pay any consideration, to agree to any undertaking or modification to a Contract or Permit or to offer or grant any financial accommodation not required by the terms of such Contract or Permit.

Section 6.3 Operation of Business. The Sellers and the Companies will, and the Sellers will cause the Companies to: (a) conduct the business of each Company only in the Ordinary Course of Business; (b) use their best efforts to maintain the businesses, properties, physical facilities and operations of each Company, preserve intact the current business organization of each Company, keep available the services of the current officers, employees and agents of each Company, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders, creditors, employees, agents and others having business relationships with each Company; (c) confer with the Buyer concerning matters of a material nature to either Company; (d) confer with the Buyer with respect to, and provide the Buyer with copies of, Tax Returns before filing and refrain from making any material new election with respect to Taxes; and (e) deliver to the Buyer consolidated monthly financial statements of the Parent as they become available to the Parent and otherwise report periodically to the Buyer concerning the status of the businesses, operations and finances of the Companies. The Sellers and the Companies will not, and the Sellers will cause the Companies not to, engage in any practice, take any action, fail to take any action, or enter into any transaction as a result of which any change or event listed in Section 4.6 is likely to or does occur.

Section 6.4 Full Access. The Sellers and each Company will, and will cause the Companies their respective Representatives to: (a) permit the Buyer and its Representatives to have full access at reasonable times and in a manner so as not to interfere with the normal business operations of the Companies to all premises, properties, officers and directors of the Companies (including the opportunity to discuss the affairs of the Companies and with such directors and officers of the Companies), books, records, Contracts, documents and data of or pertaining to either Company, (b) furnish the Buyer and its Representatives with copies of all such books, records, Tax Returns, Contracts, documents and data as the Buyer may reasonably request, and (c) furnish the Buyer and its Representatives with such additional financial, operating, and other data and information (including compilations and analyses thereof) as the Buyer may reasonably request.

Section 6.5 Notice of Developments.

(a) Prior to the Closing, the Sellers’ Representative shall, promptly upon discovery thereof, supplement and update the Schedules (each, an “Update”) to reflect any matter arising after the Effective Date that, if existing, occurring or known as of or prior to the Effective Date, would have been required to be set forth or described in the Schedules, so long as the matter giving rise to such Update is not the result of any act or omission of either Company, any Seller or any Affiliate thereof. In the event the matter giving rise to the Update is curable, the Sellers’ Representative shall, or shall cause the Companies to, use their commercially reasonable efforts to cure such matter.

(b) Prior to the Closing, if (i) either Company or any Seller becomes aware of any matter existing, occurring or known as of or prior to the Effective Date that was required to be set forth or described in the Schedules, but that is not so set forth or described thereon, or (ii) a matter arises after the Effective Date resulting from any act or omission of either Company, any Seller or any Affiliate thereof that, if it existed or occurred at or prior to the Effective Date, would have been required to be set forth or described in the Schedules, the Sellers’ Representative promptly shall amend the Schedules (each, a “Correction”) in any manner necessary to correct any existing inaccuracy or incorrect or incomplete information in such Schedules. In the event the matter giving rise to the Correction is curable, the Sellers’ Representative shall, or shall cause the Companies to, use its commercially reasonable efforts to cure such matter.

(c) Prior to the Closing, no Correction or uncured Update shall be deemed to have modified the representations, warranties or covenants of either Company or any Seller contained in Article III or IV for purposes of determining whether the conditions set forth in Section 7.1(a) and (b) have been satisfied or affect whether a breach of such representation, warranty or covenant has occurred for purposes of determining Buyer’s rights under Article X with respect thereto. Any such Update or Correction delivered within twenty (20) Business Days prior to the Closing Date Deadline shall automatically extend the Closing Date Deadline to the date that is twenty (20) Business Days after such Update or Correction is delivered, and such date shall become the Closing Date Deadline for purposes of this Agreement.

(d) In the event the Closing occurs, from and after the Closing, any Update and any cured Correction (but no uncured Correction) shall be deemed to have modified the Disclosure Schedules and the representations, warranties and covenants of each Seller and each Company contained in Articles III and IV for all purposes, including any determination of Buyer’s rights under Article X; provided, however, in the event a matter giving rise to an uncured Update results in, or could reasonably be expected to result in, Losses (each, a “Post-Signing Effect”) then:

(i) If a Post-Signing Effect is less than or equal to Ten Thousand Dollars ($10,000), there shall be no adjustment to the Estimated Purchase Price, the Purchase Price or the terms of Article X; provided, however, in the event that all Post-Signing Effects exceed in the aggregate One Hundred Thousand Dollars ($100,000), the sum of such Post-Signing Effects shall count against the Basket for purposes of Article X.

(ii) If a Post-Signing Effect is greater than Ten Thousand Dollars ($10,000), Seller shall be liable for such Losses under Article X without regard to the Basket but subject to the Cap; provided, however, in the event that all Post-Signing Effects exceed in the aggregate Two Hundred Thousand Dollars ($200,000), Seller shall increase the Escrow Funds by the amount by which the sum of such Post-Signing Effects exceeds Two Hundred Thousand Dollars ($200,000).

Section 6.6 Exclusivity. Each Seller and each Company agrees that it will not, and will cause its Representatives, each Company, and each Company’s Representatives not to, directly or indirectly: (a) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than the Buyer and its Affiliates and Representatives) relating to any transaction involving the sale of any equity interest or assets (other than the sale of Inventory in the Ordinary Course of Business) of either Company or any acquisition, divestiture, merger, share exchange, consolidation, business combination, recapitalization, redemption, financing or similar transaction involving either Company (in each case, an “Acquisition Proposal”); or (b) participate in any discussion or negotiation regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any Acquisition Proposal. If any Person makes an Acquisition Proposal, the Sellers and the Companies will immediately notify the Buyer of such Acquisition Proposal and all related details. Each Seller agrees not to vote its Shares in favor of any transaction associated with an Acquisition Proposal.

Section 6.7 Confidentiality, Press Releases and Public Announcements. Each Party will, and will cause its respective Representatives to, and the Sellers will cause each Company and its respective Representatives to, maintain in confidence all information received from another Party, a Company or a Representative of another Party or a Company in connection with this Agreement or the Transactions (including the existence and terms of this Agreement and the Transactions) and use such information solely to evaluate the Transactions, unless (a) such information is already known to the receiving Party or its Representatives, (b) such information is subsequently disclosed to the receiving Party or its Representatives by a third party that, to the Knowledge of the receiving Party, is not bound by a duty of confidentiality, (c) such information becomes publicly available through no fault of the receiving Party, (d) the receiving Party in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any Consent required for the performance of the Transactions (in which case the receiving Party will use its best efforts to advise the other Parties prior to making the disclosure), or (e) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any Proceeding, Law or any listing or trading agreement concerning its publicly-traded securities (in which case the receiving Party will use its best efforts to advise the other Parties prior to making the disclosure). No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer and the Sellers’ Representative; provided, however, that any Party may make any public disclosure it believes in good faith is required by Law or any listing or trading agreement concerning its publicly-traded securities (in which case such Party will use its best efforts to advise the other Parties prior to making the disclosure). The Sellers’ Representative and the Buyer will consult with each other concerning the means by which any employee, customer or supplier of either Company or any other Person having any business relationship with either Company will be informed of the Transactions, and the Buyer will have the right to be present for any such communication.

Section 6.8 Director and Officer Liability, Indemnification and Insurance. If the Closing occurs, then for a period of six years after the Closing Date, the Buyer shall not, and shall not permit the Companies to, amend, repeal or modify any provision in the Organizational Documents of the Companies in a manner that materially adversely affects the exculpation or indemnification of any current or former officer, manager, director or similar functionary (unless required by law), it being the intent of the Parties that the officers, managers, directors and similar functionaries of the Companies shall continue to be entitled to such exculpation and indemnification no less favorable than those set forth in the Companies’ Organizational Documents as in effect immediately prior to the Closing. If at or prior to the Closing the Sellers’ Representative has not obtained an insurance tail policy for executive liability insurance (which covers directors and officers liability, employment practices liability and fiduciary liability) on terms and in amounts no less favorable to their officers, directors, managers and similar functionaries than their existing officers’ and directors’ liability insurance for a period of six years after the Closing and with the Target as the named beneficiary of such policy (the “Tail Policy”), then at the Sellers’ expense the Buyer shall use its commercially reasonable efforts to cause the Companies to obtain the Tail Policy. The Target shall maintain the Tail Policy, at the Sellers’ expense, for a period of six years after the Closing. If the Closing occurs, then for a period of six years after the Closing Date, if the Companies or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Companies shall assume all of the obligations set forth in this Section 6.8. The provisions of this Section 6.8 are intended for the benefit of, and will be enforceable by, each current and former officer, director or similar functionary of the Companies and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Conditions to the Buyer’s Obligations. The Buyer’s obligation to perform the Transactions contemplated to be performed on or before the Closing Date is subject to satisfaction, or written waiver by the Buyer, of each of the following conditions:

(a) (i) each of the representations and warranties of each Company and each Seller in Sections 3.1, 3.2, 3.3, 4.1, 4.2, 4.3, 4.4, 4.5(a), 4.8 and 4.15 (the “Stand-Alone Representations”) must have been accurate in all material respects as of the Effective Date and must be accurate in all material respects as if made on the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications and similar qualifications contained in such representations and warranties shall be disregarded), (ii) except as otherwise provided in Section 7.1(c), each Seller must have performed and complied in all material respects with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing, and (iii) the Sellers’ Representative must have delivered to the Buyer at the Closing a certificate, in form and substance reasonably satisfactory to the Buyer, confirming satisfaction of the conditions in clauses (i) and (ii) above;

(b) (i) the representations and warranties, taken as a whole, of each Company and the Sellers in this Agreement (other than the Stand-Alone Representations) must have been accurate in all material respects as of the Effective Date and must be accurate in all material respects as if made on the Closing Date (or such earlier date to the extent specified in any representation or warranty) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications and similar qualifications contained in such representations and warranties shall be disregarded); (ii) except as otherwise provided in Section 7.1(c), the Companies and the Sellers must have performed and complied in all material respects with all of their covenants and agreements in this Agreement to be performed prior to or at the Closing; and (iii) the Sellers’ Representative must have delivered to the Buyer at the Closing a certificate, in form and substance reasonably satisfactory to the Buyer, confirming satisfaction of the conditions in clauses (i) and (ii);

(c) Sellers must have delivered, or caused to be delivered, to the Buyer each of the following documents dated as of the Closing Date (unless otherwise indicated):

(i) certificates representing all of the Shares, free and clear of any Encumbrances, accompanied by duly executed stock powers, in form and substance reasonably satisfactory to the Buyer;

(ii) the minute books, the stock certificate books and the stock ledger of each Company;

(iii) the Escrow Agreement, executed by the Sellers’ Representative;

(iv) the Protective Covenants Agreements, executed by those Sellers set forth on Schedule 7.1(c);

(v) an opinion from the Sellers’ counsel, McGuireWoods LLP, substantially in the form of Exhibit F and otherwise reasonably acceptable to the Buyer, addressed to the Buyer and on which the Buyer’s senior lenders shall be entitled to rely;

(vi) the Seller Releases, executed by the Target ,the Parent, each Seller, and each director and officer of each Company;

(vii) the Spousal Releases, executed by each spouse of a Seller who resides in Texas or any other community property state;

(viii) a certificate of the secretary of each Company, in form and substance reasonably satisfactory to the Buyer, certifying that with respect to it (A) attached thereto are a true, correct and complete copies of (1) its articles or certificate of incorporation certified as of a recent date by the Secretary of State of its state of incorporation and its bylaws, (2) to the extent applicable, resolutions duly adopted by its board of directors authorizing the performance of the Transactions and the execution and delivery of the Transaction Documents to which it is a party and (3) a certificate of existence or good standing as of a recent date from its state of incorporation and a certificate of existence or good standing as of a recent date from each state in which it is qualified to conduct business, (B) the resolutions referenced in subsection (A)(2) are still in effect and (C) nothing has occurred since the date of the issuance of the certificate(s) referenced in subsection (A)(3) that would adversely affect its existence or good standing in any such jurisdiction; and

(ix) a certificate of Parent to the effect that the shares of capital stock of the Parent do not constitute “United States real property interests” under Section 897 of the Code, which complies with Section 1445 of the Code and the Treasury Regulations promulgated thereunder.

(d) with respect to each customer set forth on Schedule 7.1(d), the Buyer or its affiliate has met with such customer and the customer has not affirmatively stated that it has current plans to terminate or materially alter its business relations with either Company, or to enter bankruptcy or liquidate;

(e) each other Consent listed in Schedule 7.1(e) must have been obtained, delivered to the Buyer, be in full force and effect and be substantially in the form approved by the Buyer pursuant to Section 6.2;

(f) there must not be any Proceeding pending or threatened, or any Order in effect, preventing, delaying, making illegal or interfering with any of the Transactions;

(g) the performance of the Transactions must not, directly or indirectly, with or without notice or lapse of time, violate any Law that has been adopted or issued, or has otherwise become effective, since the Effective Date; and

(h) all Indebtedness owed to either Company by any Seller or any Related Person of any Seller must have been paid in full by such Person.

Section 7.2 Conditions to the Sellers’ Obligations. The Sellers’ obligations to perform the Transactions contemplated to be performed on or before the Closing Date are subject to satisfaction, or written waiver by the Sellers’ Representative, of the following conditions:

(a) all of the representations and warranties of the Buyer in this Agreement must have been accurate in all material respects as of the Effective Date and must be accurate in all material respects as if made on the Closing Date (except in each case to the extent any such representation or warranty is made as of an earlier specific date, in which case such representation or warranty must have been and must be accurate in all respects as of such date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications and similar qualifications contained in such representations and warranties shall be disregarded);

(b) except as otherwise provided in Section 7.2(d), the Buyer must have performed and complied in all material respects with all of its covenants and agreements in this Agreement to be performed prior to or at the Closing; and

(c) the Buyer must have delivered to the Sellers’ Representative at the Closing a certificate, in form and substance reasonably satisfactory to the Sellers’ Representative, confirming satisfaction of the conditions in clauses (i) and (ii) above;

(d) the Buyer must have delivered to the Sellers’ Representative the Escrow Agreement dated as of the Closing Date; and

(e) the sale of the Shares by the Sellers to the Buyer must not violate any Law that has been adopted or issued, or has otherwise become effective, since the Effective Date.

(f) there must not be any Proceeding pending or threatened, or any Order in effect, preventing, delaying, making illegal or interfering with any of the Transactions.

ARTICLE VIII

TERMINATION

Section 8.1 Termination Events. This Agreement may, by written notice given to the non-terminating Parties prior to the Closing, be terminated:

(a) by (i) the Buyer, if any Stand-Alone Representation made by any Seller or either Company Seller is inaccurate in any material respect, or if the representations and warranties, taken as a whole, of each Company and the Sellers in this Agreement (other than the Stand-Alone Representations) are not accurate in all material respects, or any Seller or either Company has breached any covenant or agreement in this Agreement in any material respect, Buyer has notified the Sellers’ Representative of such inaccuracy or breach, and the inaccuracy or breach has continued without cure until the earlier to occur of (A) the 10th Business Day after such notice, or (B) the Closing Date Deadline, or (ii) the Sellers’ Representative, if any representation or warranty made by the Buyer is inaccurate in any material respect or the Buyer has breached any covenant or agreement in this Agreement in any material respect, Sellers’ Representative has notified the Buyer of such inaccuracy or breach, and the inaccuracy or breach has continued without cure until the earlier to occur of (A) the 10th Business Day after such notice, or (B) the Closing Date Deadline;

(b) by (i) the Buyer, if any condition in Section 7.1 has not been satisfied or waived in writing by August 1, 2012 (as adjusted pursuant to Section 6.5(c), the “Closing Date Deadline”), or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of the Buyer to comply with its obligations under this Agreement) or (ii) the Sellers’ Representative, if any condition in Section 7.2 has not been satisfied or waived in writing by the Closing Date Deadline, or if satisfaction of any such condition is or becomes impossible (other than through the failure of any Seller or either Company to comply with such Party’s obligations under this Agreement); or

(c) by mutual consent of the Buyer and the Sellers’ Representative.

Section 8.2 Effect of Termination. If this Agreement is validly terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that the obligations in Section 6.7 (confidentiality) and Article XII (miscellaneous) will survive the termination. Nothing in this Article VIII will release any Party from any Liability for any breach of any representation, warranty, covenant or agreement in this Agreement.

ARTICLE IX

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

Section 9.1 Litigation Support. If any Party is evaluating, pursuing, contesting or defending against any Proceeding in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving either Company, then upon the request of such Party each other Party will cooperate with the requesting Party and its counsel in the evaluation, pursuit, contest or defense, make available its personnel, and provide such testimony and access to its books and records as may be necessary in connection therewith. The requesting Party will reimburse each other Party for its out-of-pocket expenses related to such cooperation (unless the requesting Party is entitled to indemnification therefor under Section 10.1 without regard to Section 10.4).

Section 9.2 Transition. No Seller will take any action that is designed or intended to have the effect of discouraging any lessor, lessee, employee, Governmental Body, licensor, licensee, customer, supplier or other business associate of either Company from maintaining the same relationships with such Company after the Closing as it maintained with such Company prior to the Closing. Each Seller will refer all inquiries relating to the Business to the Buyer and the Companies from and after the Closing.

Section 9.3 Confidentiality. Each Seller will, and will cause its Affiliates and Representatives to, maintain the confidentiality of the Confidential Information at all times, and will not, directly or indirectly, use any Confidential Information for its own benefit or for the benefit of any other Person or reveal or disclose any Confidential Information to any Person other than authorized Representatives of the Buyer and a Company, except in connection with this Agreement or with the prior written consent of the Buyer. The covenants in this Section 9.3 will not apply to Confidential Information that (a) is or becomes available to the general public through no breach of this Agreement by such Seller or any of its Affiliates or Representatives or, to the Knowledge of such Seller, breach by any other Person of a duty of confidentiality to the Buyer or (b) such Seller is required to disclose by applicable Law; provided, however that such Seller will notify the Buyer in writing of such required disclosure as much in advance as practicable in the circumstances and cooperate with the Buyer to limit the scope of such disclosure. At any time that the Buyer may request, each Seller will, and will cause its Affiliates and Representatives to, turn over or return to the Buyer all Confidential Information in any form (including all copies and reproductions thereof) in its possession or control.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification by the Sellers. After the Closing and subject to the terms and conditions of this Article X, and except as set forth on Schedule 10.1:

(a) Each Seller, severally and not jointly, will indemnify and hold harmless the Buyer, each Company and their respective Affiliates (other than the Sellers and the Sellers’ Related Persons) and Representatives (other than the Sellers) (collectively, “Buyer Indemnitees”) from, and pay and reimburse each Buyer Indemnitee for, all Losses directly or indirectly relating to or arising from: (i) any breach or inaccuracy of any representation or warranty made by such Seller in Article III or of any certificate delivered by such Seller pursuant to Section 7.1(a); or (ii) any breach of any covenant or agreement of such Seller in this Agreement.

(b) The Sellers, severally and not jointly, will indemnify and hold harmless each Buyer Indemnitee from, and pay and reimburse each Buyer Indemnitee for, all Losses, directly or indirectly, relating to or arising from: (i) any breach or inaccuracy of any representation or warranty made by the Sellers or either Company in this Agreement (other than in Article III) or of any certificate delivered pursuant to Section 7.1 (other than Section 7.1(a)); or (ii) any breach of any covenant or agreement of either Company in this Agreement.

Section 10.2 Indemnification by the Buyer. After the Closing, subject to the terms and conditions of this Article X, the Buyer will indemnify and hold harmless the Sellers from, and pay and reimburse the Sellers for, all Losses, directly or indirectly, relating to or arising from: (a) any breach or inaccuracy of any representation or warranty made by the Buyer in this Agreement or pursuant to any certificate delivered by the Buyer pursuant to Section 7.2; (b) any breach of any covenant or agreement of the Buyer in this Agreement; or (c) those matters set forth on Schedule 10.1.

Section 10.3 Survival and Time Limitations. All representations, warranties, covenants and agreements of the Buyer and the Sellers in this Agreement or any other certificate or document delivered pursuant to this Agreement will survive the Closing. All representations, warranties, covenants and agreements of the Company in this Agreement or any other certificate or document delivered pursuant to this Agreement will not survive the Closing. If the Closing occurs, the Sellers will have no Liability with respect to any claim for any breach or inaccuracy of any representation or warranty in this Agreement or any other certificate or document delivered pursuant to this Agreement unless the Buyer notifies the Sellers’ Representative of such a claim on or before the 15-month anniversary of the Closing Date; provided, however, that (a) any claim relating to Section 4.15 (taxes) may be made at any time until the date 90 days after the expiration of the statute or period of limitations (including any extension of such statute or period of limitations) and (b) any claim relating to Section 3.1 (authority), 3.2 (share ownership), 3.3 (no conflicts), 4.1 (organization), 4.2 (capitalization), 4.3 (authority), 4.4 (conflicts) or 4.8 (title to assets), Schedule 10.1, fraud, or any covenant or agreement to be performed or complied with at or after the Closing may be made at any time without any time limitation. If the Closing occurs, the Buyer will have no Liability with respect to any claim for any breach or inaccuracy of any representation or warranty in this Agreement or any other certificate or document delivered pursuant to this Agreement, or any covenant or agreement in this Agreement to be performed and complied with prior to the Closing Date, unless the Sellers’ Representative notifies the Buyer of such a claim on or before the 15-month anniversary of the Closing Date; provided, however, that any claim relating to fraud or any covenant or agreement to be performed or complied with at or after the Closing may be made at any time without any time limitation. If the Buyer or the Sellers’ Representative, as applicable, provides proper notice of a claim within the applicable time period set forth above, liability for such claim will continue until such claim is resolved.

Section 10.4 Limitations on Indemnification. The Sellers will have no Liability with respect to the matters described in Section 10.1(b)(i) until the total of all Losses with respect to such matters exceeds $350,000 (the “Basket”), at which point the Sellers will be obligated to indemnify for each Loss thereafter incurred in excess of the Basket; provided, however, that no claim relating to Section 3.1 (authority), 3.2 (share ownership), 3.3 (no conflicts), 4.1 (organization), 4.2 (capitalization), 4.3 (authority), 4.4 (conflicts), 4.8 (title to assets) or 4.15 (taxes) (collectively, the “Core Representations”), fraud or any covenant or agreement will be subject to or counted towards the Basket. The Sellers’ maximum aggregate Liability with respect to the matters described in Section 10.1(b)(i) will be limited to an amount equal to $7,000,000 (the “Cap”), and each Seller’s Liability with respect to the matters described in Section 10.1(b)(i) will be limited to such Seller’s Individual Cap; provided, however, that no claim relating to a Core Representation, fraud or any covenant or agreement will be subject to the Cap or any Seller’s Individual Cap. The Buyer will have no liability with respect to the matters described in Section 10.2(a) until the total of all Losses with respect to such matters exceeds the Basket, at which point the Buyer will be obligated to indemnify for each Loss thereafter incurred in excess of the Basket; provided, however, that no claim relating to Section 5.1 (organization and authority), 5.2 (conflicts), fraud or any covenant or agreement will be subject to or counted towards the Basket. The Buyer’s maximum aggregate Liability with respect to the matters described in Section 10.2(a) will be limited to an amount equal to the Cap; provided, however, that no claim relating to Section 5.1 (organization and authority), 5.2 (conflicts), fraud or any covenant or agreement will be subject to the Cap. This Section 10.4 will not apply to any fraudulent or intentional breach of any representation or warranty.

Section 10.5 Claims Against a Company. Following the Closing, no Seller may assert, directly or indirectly, and each Seller hereby waives, any claim, whether for indemnification, contribution, subrogation or otherwise, against either Company with respect to any act, omission, condition or event occurring or existing prior to or on the Closing Date or any obligation of any Seller under Section 10.1. Each Seller agrees not to make, directly or indirectly, and hereby waives, any claim for indemnification against either Company by reason of the fact that such Seller was a shareholder, director, officer, employee or agent of either Company or was serving at the request of either Company as a partner, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, Losses, expenses or otherwise and whether such claim is pursuant to any Law, Organizational Document, Contract or otherwise) with respect to any Proceeding brought by the Buyer or either Company against such Seller or any Affiliate thereof (whether such Proceeding is pursuant to this Agreement or otherwise).

Section 10.6 Manner and Calculation of Payment.

(a) All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by law.

(b) The Buyer may set off any amount to which it or either Company may be entitled under this Article X against any amount otherwise payable by either Company, the Buyer or any of their respective Affiliates to any Seller. The exercise of such setoff right in good faith will not constitute a breach or event of default under any Contract relating to any amount against which the set-off is applied. If the Buyer does not exercise this right of set-off, the Buyer will seek payment of such amount from the Escrow Funds until such funds are exhausted and then may seek payment directly from the Sellers.

(c) For purposes of Article X, any calculation of Losses shall be reduced by the amount of any insurance proceeds or monetary recoveries actually received from third parties by the Party (less reasonable out-of-pocket fees and expenses incurred in recovering such amounts); provided, however, nothing set forth in this Section 10.6(c) shall be construed as restricting a Party’s right to (x) rely solely on its indemnification rights hereunder and forgo seeking insurance proceeds for any Losses incurred, or (y) with respect to the Buyer, initially recover any Losses from the Escrow Funds prior to the receipt of any insurance proceeds or payments from third parties attributable to such Losses.

Section 10.7 Third-Party Claims.

(a) If a third party commences or threatens a Proceeding (a “Third-Party Claim”) against any Person (the “Indemnified Party”) with respect to any matter that the Indemnified Party might make a claim for indemnification against any other Party (the “Indemnifying Party”) under this Article X, then the Indemnified Party must notify the Indemnifying Party (or the Sellers’ Representative, in the case of the Sellers) in writing of the existence of such Third-Party Claim and must deliver copies of any documents served on the Indemnified Party with respect to the Third-Party Claim; provided, however, that any failure to notify the Indemnifying Party or deliver copies will not relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced by such failure.

(b) Upon receipt of the notice described in Section 10.7(a), the Indemnifying Party will have the right to defend the Indemnified Party against the Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party so long as (i) within ten Business Days after receipt of such notice, the Indemnifying Party notifies the Indemnified Party in writing that the Indemnifying Party will, subject to the limitations of Section 10.4, indemnify the Indemnified Party from and against any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim, (ii) the Indemnifying Party is not a party to the Proceeding or the Indemnified Party has determined in good faith that there would be no conflict of interest or other inappropriate matter associated with joint representation, (iii) the Third-Party Claim does not involve, and is not likely to involve, any claim by any Governmental Body, (iv) the Third-Party Claim involves only money damages and does not seek any injunction or other equitable relief, (v) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vi) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently, and (vii) the Indemnifying Party keeps the Indemnified Party apprised of all developments, including settlement offers, with respect to the Third-Party Claim and permits the Indemnified Party to participate in the defense of the Third-Party Claim.

(c) So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with Section 10.7(b), (i) the Indemnifying Party will not be responsible for any attorneys’ fees incurred by the Indemnified Party regarding the Third-Party Claim (other than attorneys’ fees incurred prior to the Indemnifying Party’s assumption of the defense pursuant to Section 10.7(b)), (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party, and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement (A) involves only the payment of money damages (for which the Sellers have agreed to indemnify the Indemnified Party in whole), (B) has no continuing effect in any material respect on the business, assets or operations of the Companies or any Indemnified Party and (C) does not impose an injunction or other equitable relief upon the Companies or any Indemnified Party.

(d) If any condition in Section 10.7(b) is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (but no less often than monthly) for the costs of defending against the Third-Party Claim, including attorneys’ fees and expenses, and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim to the fullest extent provided in this Article X.

Section 10.8 Other Indemnification Matters. Any claim for indemnification under this Article X must be asserted by providing written notice to the Sellers’ Representative (or the Buyer, in the case of a claim by any Seller) specifying the factual basis of the claim in reasonable detail to the extent then known by the Person asserting the claim. THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE X WILL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR ITS AFFILIATES, OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED ON THE PERSON SEEKING INDEMNIFICATION OR ITS AFFILIATES. Except as otherwise provided herein, the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification, payment of damages, or other remedy based on any such representation, warranty, covenant or agreement. If any Seller liquidates or dissolves within four years of the Closing Date, then at the time of such liquidation or dissolution, such Seller will cause its shareholders, members, partners or other equity holders or distributees of such Seller’s assets, as the case may be, to take such assets subject to such Liabilities ratably in proportion to the assets received; provided, however, that the failure on behalf of any Seller to comply with the covenant set forth in this sentence will in no way reduce such Seller’s obligations in this Agreement.

Section 10.9 Exclusive Remedy. The Parties acknowledge and agree that after the Closing, the indemnification provisions of this Article X will provide the exclusive legal remedy of the Parties with respect to Target and the Parent and the transactions contemplated by this Agreement, except for (i) any breach of Section 9.3, (ii) as contemplated in Section 11.1, (iii) as contemplated in Section 12.15(d) or (iv) any breach of another Transaction Document. This Article X will not affect any remedy any Party may have under this Agreement prior to the Closing or upon termination of this Agreement or any equitable remedy available to any Party.

ARTICLE XI

TAX MATTERS

The following provisions will govern the allocation of responsibility as between the Buyer and the Sellers for certain Tax matters following the Closing Date:

Section 11.1 Tax Indemnification.

(a) The Sellers shall, severally and not jointly, pay, reimburse and indemnify each Company, the Buyer and its Affiliates and hold them harmless from and against Losses resulting from or attributable to (i) all Taxes (or the non-payment thereof) of either Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (the “Pre-Closing Tax Period”), and (ii) any and all Taxes of any Person imposed on either Company as a transferee or successor, by Contract or pursuant to any law, rule, or regulation for the Pre-Closing Tax Period. Notwithstanding any other provision of this Agreement, the Sellers shall be deemed to have paid any Taxes that are included in the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in the Closing Statement and taken into account in determining the adjustment of the Purchase Price under Section 2.4, and the Sellers shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in the Closing Statement and taken into account in determining the adjustment of the Purchase Price under Section 2.4 and relating to Working Capital. If the Sellers are treated as having paid a Tax pursuant to the preceding sentence, then the Companies, the Buyer or their Affiliates shall satisfy the Sellers’ obligation to pay such Tax post-Closing. If, before the final determination of Working Capital pursuant to Section 2.4, the Sellers pay a Tax that is required to be paid pursuant to this Article XI or Article X and such Tax was not taken into account as a Liability in determining estimated Working Capital, then the Tax shall not be taken into account in determining Working Capital as of the Closing Date. The purpose of the preceding sentence is to prevent the Sellers from being charged twice for the same Tax Liability, and it shall be interpreted in a manner consistent with its purpose. The indemnification under this Section 11.1 shall not be subject to the Basket, the Cap or any Individual Cap. The Sellers shall pay the Buyer or, at the Buyer’s instruction, either Company for any Taxes that are the responsibility of the Sellers pursuant to this Section 11.1 at least five days prior to payment of such amounts by the Buyer or either Company.

(b) In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts for the Pre- Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes for a Straddle Period which relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 11.2 Pre-Closing Tax Periods.

(a) The Sellers will cause PricewaterhouseCoopers, LLP to prepare, and will file, or cause to be filed, all income Tax Returns for each Company for all Tax periods ending on or prior to the Closing Date that are due after the Closing Date. All such Tax Returns shall be prepared in accordance with the historical accounting practices of the Companies, consistently applied, unless a contrary treatment is required by applicable Law. The Sellers shall pay all costs and expenses related to the preparation and filing of all such Tax Returns. The Sellers will permit the Buyer to review and comment on each such Tax Return described in the preceding sentence prior to filing. The Sellers, severally and not jointly, will pay, reimburse and indemnify the Buyer and the Company for the Taxes on such Tax Returns in accordance with Section 11.1(a).

(b) The Buyer will prepare and file, or cause to be prepared and filed, (i) any Tax Returns for either Company for Straddle Periods and (ii) all non-income Tax Returns for each Company for all Tax periods ending on or prior to the Closing Date that are due after the Closing Date. All such Tax Returns shall be prepared in accordance with the historical accounting practices of the Companies, consistently applied, unless a contrary treatment is required by applicable Law. The Buyer will permit the Sellers’ Representative to review and comment on each such Tax Return described in the preceding sentence prior to filing. The Sellers will pay, reimburse and indemnify the Buyer and Company for Taxes on such Tax Returns related to the Pre-Closing Tax Period (determined in accordance with Section 11.1(b)) in accordance with Section 11.1(a).

(c) Notwithstanding the above, in calculating the liability for Taxes based on or measured by income or receipts for the calendar year that includes the Closing Date for purposes of this Section 11.2, any Tax deductions to either Company attributable to the Transaction Payments shall be allocated 100% to the Pre-Closing Tax Period.

Section 11.3 Cooperation on Tax Matters. The Parties will cooperate fully, as and to the extent reasonably requested by the other Party or Parties, in connection with the filing and preparation of Tax Returns pursuant to this Article and any Proceeding related thereto. Such cooperation will include the retention and (upon any other Party’s request) the provision of records and information that are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer and the Sellers agree that each Company will retain all books and records with respect to Tax matters pertinent to such Company relating to any taxable period beginning before the Closing Date until the expiration of the statute or period of limitations of the respective taxable periods.

Section 11.4 Certain Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees, including any penalties and interest thereon (collectively, the “Transfer Taxes”), incurred in connection with this Agreement or the Transactions will be paid by one-half by the Sellers and one-half by the Buyer when due, and the Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 11.5 Tax-Sharing Agreements. All Tax sharing agreements or similar Contracts with respect to or involving either Company shall be terminated as of the Closing Date and, after the Closing Date, the Buyer and the Company shall not be bound thereby or have any Liability thereunder.

Section 11.6 Tax Proceedings. The Sellers’ Representative shall have the right to elect to control any audit or examination by any Governmental Body, contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment relating or with respect to any Taxes of either Company for all taxable periods ending on or before the Closing Date (any such audit, examination or other similar Proceeding, a “Tax Contest”). The Sellers’ Representative shall allow the Buyer and its counsel to participate in any Tax Contest and shall not settle, compromise or resolve any matter related to such Tax Contest if such final settlement, compromise or resolution could reasonably adversely affect either Company, the Buyer or their Affiliates after the Closing Date without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. The Buyer shall promptly notify the Sellers’ Representative of any Tax Contest.

Section 11.7 Amended Returns. Neither the Sellers, the Companies, the Buyer nor any of their Affiliates shall file or cause to be filed any amended Tax Return or claims for refund with respect to the Company for any Pre-Closing Tax Period if such amended Tax Return or claims for refund could reasonably adversely affect any other Party after the Closing Date without the prior written consent of such other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the foregoing shall not be applicable where an amendment would be necessary to comply with applicable Law or the determination of a Governmental Body.

Section 11.8 Refunds. Any Tax refund (or equivalent benefit in the nature of a reduction in Tax Liability), including any interest actually received with respect thereto, relating to either Company (a) for any taxable period ending on or before the Closing Date will be the property of the Sellers, and if received by the Buyer or either Company, will be paid over promptly to the Sellers’ Representative, and (b) for any taxable period ending after the Closing Date will be the property of the Buyer, and if received by any Seller, will be paid over promptly to the Buyer.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Further Assurances. Each Party agrees to furnish upon request to any other Party such further information, to execute and deliver to any other Party such other documents, and to do such other acts and things, all as any other Party may reasonably request for the purpose of carrying out the intent of the Transaction Documents.

Section 12.2 No Third-Party Beneficiaries. This Agreement does not confer any rights or remedies upon any Person (including any employee of either Company) other than the Parties, their respective successors and permitted assigns and, as expressly set forth in this Agreement, any Indemnified Party.

Section 12.3 Entire Agreement. The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter of the Transaction Documents and supersede all prior agreements (whether written or oral and whether express or implied) among any Parties to the extent related to the subject matter of the Transaction Documents (including any letter of intent or confidentiality agreement).

Section 12.4 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of such Party’s rights, interests or obligations in this Agreement without the prior written approval of the Buyer and Sellers’ Representative; provided, however, that Buyer may (i) assign its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

Section 12.5 Counterparts. This Agreement may be executed by the Parties in multiple counterparts and shall be effective as of the Effective Date when each Party shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each Party. When so executed and delivered, each such counterpart shall be deemed an original and all such counterparts shall be deemed one and the same document. Transmission of images of signed signature pages by facsimile, e-mail or other electronic means shall have the same effect as the delivery of manually signed documents in person.

Section 12.6 Notices. Any notice pursuant to this Agreement must be in writing and will be deemed effectively given to another Party on the earliest of the date (a) three Business Days after such notice is sent by registered U.S. mail, return receipt requested, (b) one Business Day after receipt of confirmation if such notice is sent by facsimile transmission or electronic mail, (c) one Business Day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (d) one Business Day after delivery of such notice in person and (e) such notice is received by that Party; in each case to the appropriate address below (or to such other address as a Party may designate by notice to the other Parties):

If to the Sellers’ Representative or any Seller (or to the Company prior to the Closing):

Falfurrias Capital Partners, LP, as the Sellers’ Representative

c/o Falfurrias Management Partners, LLC

100 North Tryon Street

Suite 5120

Charlotte, NC 28202

Fax: (704) 333-0185

Phone: (704) 371-3065

Attn: Marc D. Oken

with a copy to:

McGuireWoods LLP

201 North Tryon Street

Charlotte, NC 28202

Fax: (704) 353-6180

Phone: (704) 373-8989

Attn: John C. Fennebresque

If to the Buyer:

Pike Enterprises, Inc.

100 Pike Way

P.O. Box 868

Mount Airy, NC 27030

Fax: (336) 719-4640

Phone: (336) 789-2171

Attn: Chief Financial Officer

with a copy to:

Moore & Van Allen PLLC

100 North Tryon Street

Charlotte, NC 28202

Fax: (704) 331-1159

Phone: (704) 331-1000

Attn: James R. Wyche

Section 12.7 JURISDICTION; SERVICE OF PROCESS. EACH PARTY (A) CONSENTS TO THE PERSONAL JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN CHARLOTTE, NORTH CAROLINA (AND ANY CORRESPONDING APPELLATE COURT) IN ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT, (B) WAIVES ANY VENUE OR INCONVENIENT FORUM DEFENSE TO ANY PROCEEDING MAINTAINED IN SUCH COURTS AND (C) EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, AGREES NOT TO INITIATE ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT IN ANY OTHER COURT OR FORUM; PROVIDED, THE BUYER MAY, AT BUYER’S OPTION, INITIATE A PROCEEDING ARISING OUT OF OR RELATING TO AN ALLEGED BREACH OF SECTION 9.3 IN ANY COURT OR FORUM THAT HAS JURISDICTION OVER THE LOCATION WHERE THE ACTIVITY GIVING RISE TO SUCH ALLEGED BREACH OCCURRED. PROCESS IN ANY SUCH PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD. EACH SELLER IRREVOCABLY APPOINTS THE SELLERS’ REPRESENTATIVE AS SUCH SELLER’S AGENT IN THE STATE OF NORTH CAROLINA TO RECEIVE ON SUCH SELLER’S BEHALF SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS THAT MIGHT BE SERVED IN ANY SUCH PROCEEDING.

Section 12.8 Governing Law. This Agreement and all other Transaction Documents (unless otherwise stated therein) will be governed by the laws of the State of North Carolina without giving effect to any choice or conflict of law principles of any jurisdiction.

Section 12.9 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by the Buyer and the Sellers’ Representative. No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving Party (or the Sellers’ Representative, in the case of a waiver by any or all Sellers). The failure of a Party at any time to require performance of any provision of this Agreement will not affect such Party’s rights at a later time to enforce such provision. No waiver by any Party of any breach of this Agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

Section 12.10 Severability. Any provision of this Agreement that is determined by any court of competent jurisdiction to be invalid or unenforceable will not affect the validity or enforceability of any other provision hereof or the invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 12.11 Expenses. The Parent will bear all expenses incurred by either Company or any Representative of either Company in connection with the Transactions contemplated to be performed before or on the Closing Date and such expenses will have been paid or accrued by the Company prior to the Closing Date. Each Seller will bear all expenses incurred by such Seller or any of its Representatives in connection with the Transactions contemplated to be performed before or on the Closing Date. Except as otherwise expressly provided in this Agreement, the Buyer will bear all expenses incurred by the Buyer or any of its Representatives in connection with the Transactions contemplated to be performed on or before the Closing Date. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

Section 12.12 Construction. The article and section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement. Any reference in this Agreement to any Article or Section refers to the corresponding Article or Section of this Agreement. Any reference in this Agreement to any Schedule or Exhibit refers to the corresponding Schedule or Exhibit attached to this Agreement, and all such Schedules and Exhibits are incorporated herein by reference. The word “including” in this Agreement means “including without limitation.” Unless otherwise specified or where the context otherwise requires, words importing any gender shall include other genders, and words importing the singular only shall include the plural and vice versa. This Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision in this Agreement. Unless the context requires otherwise, any reference to any Law will be deemed also to refer to all amendments and successor provisions thereto and all rules and regulations promulgated thereunder, in each case as in effect as of the date hereof and the Closing Date. All accounting terms not specifically defined in this Agreement will be construed in accordance with GAAP as in effect on the date hereof (unless another effective date is specified herein). The word “or” in this Agreement is disjunctive but not necessarily exclusive. All words in this Agreement will be construed to be of such gender or number as the circumstances require. References in this Agreement to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be Business Days. In interpreting and enforcing this Agreement, each representation and warranty will be given independent significance of fact and will not be deemed superseded or modified by any other such representation or warranty.

Section 12.13 Specific Performance. Each Party acknowledges that the other Parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction to prevent any breach of any provision of this Agreement and to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security.

Section 12.14 Time Is of the Essence. Time is of the essence with respect to all time periods and dates set forth herein.

Section 12.15 Sellers’ Representative.

(a) Each Seller, on behalf of such Seller and such Seller’s successors, heirs and permitted assigns, hereby appoints Falfurrias Capital Partners, LP (the “Sellers’ Representative”) as such Seller’s agent and attorney-in-fact, with full power of substitution, for all purposes set forth in this Agreement, including the full power and authority (i) to perform the Transactions to be performed by the Sellers under this Agreement and the Escrow Agreement, (ii) to disburse any funds received hereunder to the Sellers and to hold back reserves from such disbursements in the Sellers’ Representative’s sole discretion, (iii) to execute and deliver on behalf of each Seller any amendment or waiver under this Agreement and to agree to resolution of all claims hereunder, (iv) to retain legal counsel and other professional services, at the expense of the Sellers, in connection with the performance by the Sellers’ Representative of this Agreement and (v) to do each and every act (including the execution and delivery of the certificates required by Section 7.1) and exercise all rights that such Seller is permitted or required to do or exercise under this Agreement and the Escrow Agreement. If the Sellers’ Representative resigns or is otherwise unable or unwilling to serve in such capacity, the Sellers that hold or held a majority of all of the Shares sold or to be sold hereunder will appoint a new Person to serve as the Sellers’ Representative and will provide prompt written notice thereof to the Buyer and such appointment shall be final and binding upon each Seller. Until such notice is received, the Buyer shall be entitled to rely on the actions and statements of the previous Sellers’ Representative. The power and authority granted hereunder will be exclusive and no Seller shall be entitled to exercise any right under this Agreement or the Escrow Agreement except through the Sellers’ Representative.

(b) The appointment of the Sellers’ Representative as the attorney-in-fact for each Seller as set forth in this Section 12.15 and all authority hereby conferred are granted and conferred in consideration of the interest of the other Sellers is therefore coupled with an interest and is and will be irrevocable and shall neither be terminated nor otherwise affected by any act of any Seller or by operation of law, whether by the death, dissolution, liquidation, incapacity or incompetence of such Seller or by the occurrence of any other event. If, after the execution of this Agreement, any Seller dies, dissolves or liquidates or becomes incapacitated or incompetent, the Sellers’ Representative is nevertheless authorized, empowered and directed to act in accordance with this Section 12.15 as if that death, dissolution, liquidation, incapacity or incompetency had not occurred and regardless of notice thereof. Each Seller agrees to execute such wills and documents as may be necessary and to give such instructions to his personal representatives as may be necessary so that its successors will remain subject to this Agreement and carry out the full intent and purposes hereof. Without limiting the generality of the foregoing, pursuant to Article 2 of Chapter 32A of the North Carolina General Statutes, this Section 12.15 will not be affected by the subsequent incapacity or mental incompetency of any Seller.

(c) Each of the Sellers and the Sellers’ Representative acknowledges and agrees that the Buyer may rely on the Sellers’ appointment of the Sellers’ Representative and deal exclusively with the Sellers’ Representative, consistent with such appointment as provided herein and the provisions of this Agreement and the Escrow Agreement dealing with actions to be taken by the Sellers’ Representative on behalf of the Sellers, and the Sellers agree to indemnify and save harmless the Buyer from and against any Loss or Liability that it may incur by reason of its reliance upon the authority of the Sellers’ Representative as provided herein. All payments by the Buyer to the Sellers’ Representative, or to an account designed by him or her, for the benefit of the Sellers as provided in this Agreement or the Escrow Agreement shall constitute a full acquittance of the Buyer with respect thereto, and the Buyer shall have no obligation to see to the application of such payments.

(d) Sellers, severally and not jointly, agree to (i) indemnify Sellers’ Representative and to hold it harmless against any and all loss, liability or expense incurred in good faith on the part of Sellers’ Representative and arising out of or in connection with its duties as Sellers’ Representative, including the reasonable costs and expenses incurred by Sellers’ Representative in defending against any claim or liability in connection herewith and (ii) indemnify and hold harmless each Buyer Indemnitee from, and pay and reimburse each Buyer Indemnitee for, all Losses, directly or indirectly, relating to or arising from any claim by any Seller or any Person claiming through or on behalf of such Seller arising out of or relating to any act or omission by the Buyer or any other Person in reliance upon instructions from or notices given by the Sellers’ Representative.

[Signature pages follow]

The Parties have executed and delivered this Stock Purchase Agreement as of the Effective Date.

“Buyer”:

PIKE ENTERPRISES, INC.

By:		/s/ Anthony K. Slater
Name:		Anthony K. Slater
Title:		Executive Vice President and Chief Financial Officer

“Parent”:

SYNERGETIC DESIGN HOLDINGS, INC.

By:		/s/ Michael C. Kistner
Name:		Michael C. Kistner
Title:		President and Chief Executive Officer

“Target”:

UC SYNERGETIC, INC.

By:		/s/ Michael C. Kistner
Name:		Michael C. Kistner
Title:		President and Chief Executive Officer

Sellers:

FALFURRIAS CAPITAL PARTNERS, LP

By:		Falfurrias Equity Partners LLC,
its General Partner

	By:	/s/ Marc D. Oken
Marc D. Oken, Managing Partner

/s/ Thomas H. Arnette
Thomas H. Arnette

/s/ John Timothy Arnoult
John Timothy Arnoult

/s/ Byron L. Bass
Byron L. Bass

Signature Page to Stock Purchase Agreement

Sellers:

/s/ Thomas J. Bennett
Thomas J. Bennett

/s/ Cynthia T. Black
Cynthia T. Black

/s/ Michael S. Chambers
Michael S. Chambers

/s/ Judy P. Chen
Judy P. Chen

/s/ Richard W. Coburn
Richard W. Coburn

/s/ David D. Davidson
David D. Davidson

/s/ Carl W. Fairweather
Carl W. Fairweather

/s/ James F. Fangman
James F. Fangman

/s/ David M. Farmer
David M. Farmer

/s/ Tiffany M. Foltz-McDonald
Tiffany M. Foltz-McDonald

/s/ Gregory W. Griffin
Gregory W. Griffin

/s/ Collier M. Hall
Collier M. Hall

Signature Page to Stock Purchase Agreement

Sellers:

/s/ Langford K. Jordan
Langford K. Jordan

/s/ David R. Kimpland
David R. Kimpland

/s/ Michael C. Kistner
Michael C. Kistner

/s/ Michael K. Leahy
Michael K. Leahy

/s/ Loren A. Lex
Loren A. Lex

/s/ Ronald C. Lipham
Ronald C. Lipham

/s/ James A. Mitravich, Jr.
James A. Mitravich, Jr.

/s/ Dana A. Morton
Dana A. Morton

/s/ Mark L. Murray
Mark L. Murray

/s/ Ershel C. Redd, Jr.
Ershel C. Redd, Jr.

/s/ Gary A. Roberts
Gary A. Roberts

/s/ Michael W. Schnell
Michael W. Schnell

Signature Page to Stock Purchase Agreement

Sellers:

/s/ Ralph D. Shingler
Ralph D. Shingler

/s/ Michael H. Talley
Michael H. Talley

/s/ John S. Thompson
John S. Thompson

/s/ Steve D. Vickers
Steve D. Vickers

/s/ Joseph A. Wallace
Joseph A. Wallace

/s/ David C. Williams
David C. Williams

“Sellers’ Representative”:

For purposes of accepting the appointment as the Sellers’ Representative hereunder:

FALFURRIAS CAPITAL PARTNERS, LP

By:	Falfurrias Equity Partners LLC, its General Partner

By:	/s/ Marc D. Oken
Marc D. Oken, Managing Partner

Signature Page to Stock Purchase Agreement